Exhibit 1

Interim Report Q3 2017

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2017	2016	2017	2016
TOTAL (MILLIONS)
Revenues	$12,276	$6,285	$27,721	$17,476
Net income	992	2,021	2,468	3,241
Funds from operations	809	883	2,509	2,223

PER SHARE
Net income	$0.20	$1.03	$0.32	$1.41
Funds from operations	0.79	0.87	2.46	2.17
Dividends[1] – cash	0.14	0.13	0.42	0.39
– special	—	—	0.11	0.45

1. See Corporate Dividends on page 43

			Sep. 30, 2017	Dec. 31, 2016
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management			$268,987	$239,825
Consolidated results
Balance sheet assets			184,577	159,826
Equity			77,331	69,688
Common equity			22,964	22,499
Diluted number of common shares outstanding			1,007	1,002
Market trading price per share – NYSE			$41.30	$33.01

Note: See “Use of Non-IFRS Measures” on page 7

2 BROOKFIELD ASSET MANAGEMENT

LETTER TO SHAREHOLDERS

Overview
Assets under management and associated fees continue to grow at a rapid pace. Most of our operations also performed well in the quarter. We continue to find ways to invest our capital despite a competitive environment. This is largely due to our strengths of size, global presence and operating platforms.
Fundraising in both the public and private markets for real assets remains strong as institutional funds continue to allocate greater amounts of capital to our sectors. With interest rates still very low, this should continue for the foreseeable future.
Investor Day
We held our 13th Annual Investor Day in New York this quarter. Thank you to those who participated either in person or by webcast. We hope the information provided was informative. For those not able to attend, the presentation material and transcripts are available on our website. They provide a summary of our business plans so we encourage you to read them to understand where we are going with the business.
We covered Brookfield Asset Management and each of the four partnerships that trade on the stock market. It is always hard to summarize our over $265 billion business into a few hours. Even tougher is to crystallize this into a few paragraphs, but below is the high-level summary.
We are now benefiting from the work over the last 20 years of building up our institutional relationships. These investors are allocating more capital to real assets because of the low volatility, strong returns, and both current yield and upside from the assets. We expect the percentages of overall capital pools dedicated to real assets to increase substantially from today’s levels, and that the size of capital in institutional funds to double over the next 10 to 15 years. The compounding effect of both will be significant.
If we achieve our plans over the next five years, we will double the size of our business by most metrics, which should result in significant growth in the intrinsic value of a BAM share. The keys are to continue to successfully look after our private fund investors, and to grow each of our listed partnerships–Brookfield Property, Infrastructure, Renewable and Business Partners. In our presentations, we laid out the goals for each of these businesses.
In Brookfield Property Partners, we are focused on bringing to completion several major development projects, investing our opportunistic capital and capitalizing on the retail property changes occurring in the U.S. In Brookfield Infrastructure Partners, we are building out each of our infrastructure businesses. We see significant opportunity in the global telecom tower buildout, and growth in India due to both population growth and an under-financed corporate sector. In Brookfield Renewable Partners, we are one of the few well-financed renewable companies amid a once-in-a-generation shift of the energy stack in most countries to renewables. Lastly, our Brookfield Business Partners launch has been successful and we are positioned to make this a long-term focused business owner as a result of both our permanent capital and our ability to make long-term commitments to our partners and counterparties.
Along the way, things may not turn out exactly as planned–but rest assured, we will always bring our disciplined investing approach to capitalizing on the positive trends in our areas of focus, working to earn outsized returns on your capital.
Singles and Doubles
In these letters, we often highlight businesses we own, companies and assets we buy or sell, or countries we are investing in. These activities are incredibly important, but just as important is the execution of the business plans by the tens of thousands of people that work with us in our operating businesses. Without them, and the singles and doubles that are generated all the time, rarely would we achieve our plans. Here we highlight for you a few recent examples.
This year, we opened our newly constructed 62-story residential rental property at Manhattan West in New York City. Since opening in May we have leased 60 units per month on average, a quicker lease-up than we expected. We are on track to be fully leased by the second quarter of 2018. The total cost of the project, including land, was approximately $600 million, and post lease-up will generate ±$35 million of annual cash flow. At a 3% cap rate, which is approximately what this would trade at based on today’s yields, that translates into a profit of about $600 million.
We have finished construction on the first 800 of 4,200 kilometers of electricity transmission lines we are building in Brazil. These lines will bring electricity from the north to the load usage in the southeast. We bid on the concessions in 2015 and as a result of our financial wherewithal, our building expertise, and the strength of our reputation locally, we were awarded these licenses at an auction when few were bidding on anything in Brazil. We have now turned on the first 800 kilometers of lines, with an additional 800 kilometers expected to be completed by the end of next year. We are not done, but we are on budget and ahead of schedule–as a result of a lot of hard work by a lot of people. These lines are being built on mid-teen returns in local terms, and our total investment will be in the range of $1.2 billion.

Q3 2017 INTERIM REPORT 3

In 2015, we acquired a company called GrafTech, that makes graphite electrodes, for $1.25 billion. Graphite electrodes are a critical consumable with no known substitute that are used in steel mini-mills to conduct electricity in the melting of scrap metal and other raw materials for the production of steel. The market was very weak in 2015 and 2016; we used this environment to restructure the company, exiting non-core businesses, shutting down capacity and improving plant productivity to achieve $100 million of annual operational improvements. The market for graphite electrodes has since tightened dramatically and steel producers are experiencing electrode shortages. We are now running flat out and prices have increased over four times from the bottom. If prices hold at these levels for 2018, and as current contracts roll off, we should earn well in excess of our target return on our $855 million equity investment. This turnaround, while in the early stages, looks like it could be very successful for us.
In early 2016, as part of a larger acquisition, we acquired a U.S. shopping mall in California that has been in substantial decline for several years. Despite its strong location, a lack of creative capital investment had driven customers elsewhere. In a transformative redevelopment program, we redesigned a substantial part of the mall, including two department stores, and re-planned the site to create a mixed-used destination. We successfully completed the first phase of the project this year and are planning the 2018 commencement of the first of 1,500 residential units that are approved in the master plan. Over the next five years, we will invest approximately $500 million in the asset to create a vibrant, mixed-use community, centered around our new retail complex, and will generate approximately that same amount in profit. This project highlights how, with the right vision, expertise and capital, retail assets can be re-invented and thrive as the retail sector evolves.
We acquired a 325 megawatt wind turbine electricity business in Ireland in 2014 for $740 million. We financed it with debt of $390 million and invested $350 million of equity. Since acquisition, we have built out another 166 megawatts of new projects. We recently sold 137 megawatts of mature plants and crystalized 35% compounded annual return since acquisition. All told, we now have 370 megawatts operational in Ireland, an additional 78 megawatts under construction, cash flows are greater than when we started, and we have distributed over 50% of our original cash investment as a dividend to the owners. This has been a lot of work by many and so far, a very successful outcome.
In 2013 we acquired an industrial logistics property company in Europe. We invested further capital and distributed cash over the period. We started 7 million sq. ft. of new development projects and recently put the company up for sale due to very significant interest in this sector of the real estate market. We are now under firm contract to sell the company for a gross headline price of approximately €2.4 billion which, taking all items into account, resulted in a 47% compound IRR and 4.5 times return on our equity capital. We continue to own our very large industrial business in the U.S. which has similarly undergone this transformation and are looking for opportunities to restart this business in Europe, as well as continue to grow in China and other markets.
Fair Value Accounting
As a Canadian corporation, we report under International Financial Reporting Standards (IFRS). This accounting framework is mandated in Canada (and about 100 other countries), but given that we have a large business in the U.S., we sometimes get asked about the differences between IFRS and the U.S. standard framework, Generally Accepted Accounting Principles (GAAP). The most significant difference for us is that under IFRS, a number of asset classes are carried at fair value–such as real estate and renewable power facilities, that under GAAP would be carried at historic depreciated cost.
Fair value accounting provides useful information to investors; however, it is intended to be used in conjunction with the other metrics that we provide, rather than to give a definitive view on performance. In part for this reason, funds from operations (FFO) continues to be our primary measure of operating performance, and is what we use in assessing the ongoing performance of our businesses. We believe, and experience has shown, that if we can continually grow FFO, the value of our assets–and our franchise–will continue to grow over the long term.
Valuing real assets is an integral part of what we do as an asset manager. It is a core competency and we have a robust, rigorous process in place around this. We perform valuations every day when evaluating possible acquisitions or dispositions. We have specialized teams that are among the best in their respective industries that constantly monitor transactions in the asset classes and markets in which we operate. We use internal valuations (standard in our industry), typically using discounted cash flows of each individual asset and comparable transaction analysis, to determine the values of each asset. We have well-established processes in place to ensure consistency and accuracy in our valuations, including adherence to strict internal standards, regular benchmarking against external appraisals, and both senior executive and firm-wide committee review. These values are then aggregated for inclusion in our public financial statements, as well as for private fund investors.
Our valuations are constantly being externally validated. They are audited annually and most major assets are independently appraised on a rotating basis–either every three years or as required by lenders. Of course, the real test of our valuations comes when we sell an asset. Our record speaks for itself: of the more than 400 assets sold over the past five years, we realized aggregate value of $44 billion, compared with the IFRS value of $41 billion–representing 110% of the value we held them at.
It is worth noting that we are not alone in the use of fair value measurements. Most REITs outside of the U.S. report under IFRS and carry their assets at fair value. Furthermore, U.S. GAAP requires fair value measurements in numerous circumstances. In addition, the clear disclosure of critical assumptions and estimates is important–and well highlighted in all of our disclosure materials. As a result, management teams, auditors and investors are very familiar with the application and understanding of these valuations.

4 BROOKFIELD ASSET MANAGEMENT

Fair value accounting is straightforward and works particularly well in our real estate business, where all of the assets are eligible for fair value accounting, and where the resulting gains and losses are recorded in net income. In our infrastructure business, many of the assets are concessions which are not eligible for fair value accounting, and we do not use fair value accounting in our private equity business; these assets are carried at their depreciated historical cost which, in most cases and in aggregate, is significantly lower than fair value.
Overall, we think that fair value accounting provides useful information for investors, allowing them, when used in conjunction with other metrics and information provided in our disclosures, to develop a view of our performance and the value of our business. We have a robust and effective process in place around valuations, and continually seek to ensure that investors receive fair and transparent information about our business, within the regulatory boundaries that we must adhere to.
SunEdison/TerraForm
We often get asked why we are able to acquire certain assets over others. Our investment in the TerraForm companies is a good example. We followed SunEdison and its affiliates for many years, as we participated in the same markets and in many cases competed for the same assets.
In 2015, SunEdison encountered serious financial issues. We assessed the situation and considered whether we might participate in its reorganization as we have done with many companies, through acquiring their debt and eventually converting it to equity. Based on both our knowledge of the asset values in the company and at the trading values of the debt, we could not make the numbers work.
After the bankruptcy of SunEdison, their two sponsored entities, TerraForm Power and TerraForm Global, traded down substantially. We knew the two companies had great assets and that the issue was primarily value. After the bankruptcy filing of SunEdison, the shares traded into a range where we finally saw value. This was the result of these two entities having two main issues: the first was that with the bankruptcy of their parent, they had no management. The second was that few investors trusted TerraForm’s numbers as they were unable to file financial statements. We believed we could solve the first issue with our people, and on the second, our advantage was that we had deep knowledge of the assets and countries in which they were invested. As a result, we were able to make a much more informed assessment of value.
At this point, we decided to buy common shares in the more liquid company TerraForm Power, and debt of TerraForm Global. In total, we acquired an original toe-hold of ±20% of TerraForm Power and debt of TerraForm Global. We eventually made proposals to the boards of both companies and their creditors, and ultimately were chosen to sponsor a recapitalization.
All this led us to recently conclude the purchase of 51% of TerraForm Power, and we will act as its new sponsor. We also expect to shortly close the acquisition of 100% of TerraForm Global. In aggregate, this will expand our renewable operations by 3,600 megawatts with an investment of $1.4 billion.
The overall portfolio is primarily in our core markets of the U.S., Brazil and India, but also expands our operations in a modest way into Uruguay, China, Thailand, Malaysia and South Africa. Over time, we will consider each of these markets and either grow or sell, depending on our assessment of the opportunity looking forward. We are thrilled with the acquisition which, all told, took close to two years to conclude.
Performance in the Quarter
Fee related earnings increased to $745 million over the same period driven by the continued growth in fee bearing capital, which totaled $120 billion at quarter end. These increases were driven by growth in our listed issuer fee bearing capital as a result of strong market performance, and capital deployment within our private funds. Next quarter should see further growth in our private funds as we complete the first close for our next real estate opportunity fund.

AS AT AND FOR THE TWELVE MONTHS ENDED SEPT. 30 (MILLIONS)	2013	2014	2015	2016	2017	CAGR
Total assets under management	$183,954	$192,863	$220,383	$238,015	$268,987	10%
Fee bearing capital	77,179	81,738	90,018	110,747	119,860	12%
Annual run rate of fees plus target carry	1,007	1,143	1,399	1,992	2,210	22%
Fee related earnings (LTM)	288	346	464	690	745	27%
As we deploy larger amounts of capital in our private funds, our ability to generate carried interest continues to grow. As a reference, we generated carried interest of $786 million during the last twelve months compared to $357 million in the prior year comparable period.

Q3 2017 INTERIM REPORT 5

It is important to understand that fund profit, which drives carried interest, in a fund lifecycle is typically generated in three stages. In the early years, the fund generates minimal carried interest while investments are identified and capital is being deployed. At the mid-point of the fund lifecycle, capital has been fully deployed, value is being created and the fund assets should be generating a return above the preferred return. At this point the pace of carried interest generation accelerates. In the later stages the fund will continue to generate carried interest, albeit at a decelerated rate, until all remaining assets are sold and the fund is wound up.
Looking forward, carried interest should become an increasingly larger part of our asset management earnings profile. While we have $41 billion of carry eligible capital at September 30, only 59% has been deployed, and a substantial portion is within funds that are of relatively recent vintages. Accordingly, our overall carry profile is still within that early stage. We expect generated carried interest to increase as we deploy the remaining dry powder, and our operational improvements and asset repositionings take hold.
While we generate carried interest throughout the life cycle of the fund, we defer recognition in FFO until the carried interest is no longer subject to clawback. This is when the preferred return has been achieved through sales, cash has been paid and there is no significant uncertainty remaining. We do, however, report to you each quarter the amount of carry generated within our funds based on investment performance to date. We expect to realize about 60% of the potential carried interest within four to seven years and based on current funds in place we expect to earn $8 billion over the next 10 years.
As an example, the recent sale of a European industrial real estate business, from one of our real estate funds, generated $300 million of carried interest. Given that we do not book carry until the end of life of a fund, we will not recognize this carried interest in our results, as it is still subject to clawback. Despite this, it is an “unrealized asset” and this puts us well on our way to realizing substantial carried interest from this fund.
Closing
We remain committed to being a leading, world-class alternative asset manager, and investing capital for you and our investment partners in high-quality assets that earn a solid cash return on equity, while emphasizing downside protection for the capital employed. The primary objective of the company continues to be generating increased cash flows on a per share basis and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share with us.
Sincerely,
J. Bruce Flatt
Chief Executive Officer

November 9, 2017

6 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended September 30, 2017. This MD&A should be read in conjunction with our 2016 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Organization of the MD&A

PART 1 – Overview		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	23	Capitalization	37
Basis of Presentation and Use of		Summary of Results by		Liquidity	40
Non-IFRS Measures	9	Operating Segment	24	Review of Consolidated Statements
Economic and Market Review	12	Asset Management	24	of Cash Flows	42
PART 2 – Review of Consolidated		Real Estate	27	Corporate Dividends	43
Financial Results		Renewable Power	29	PART 5 – Additional Information
Income Statement Analysis	13	Infrastructure	31	Accounting Policies, Judgments
Balance Sheet Analysis	17	Private Equity	32	and Estimates	44
Foreign Currency Translation	19	Residential Development	34	Management Representations
Summary of Quarterly Results	21	Corporate Activities	35	and Internal Controls	48
We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 40 to 42 of our December 31, 2016 Annual Report.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 47.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q3 2017 INTERIM REPORT 7

PART 1 – OVERVIEW
OUR BUSINESS
Brookfield is a global alternative asset manager with over $265 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on real estate, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.
We earn asset management income including base management fees, carried interest and other forms of performance income for doing so. As at September 30, 2017, our listed partnerships, private funds and public securities portfolios represented $120 billion of fee bearing capital. This includes invested or committed capital in our public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and managed portfolios of listed securities through a series of segregated accounts and mutual funds. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.
We align our interests with investors by investing alongside them and have over $33 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.
Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies; (ii) utilize our global reach to identify and acquire high quality assets at favorable valuations; (iii) finance them on a long-term basis; (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns; and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.
Organization Structure
Our operations are organized into five operating business groups. Our real estate, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our asset management business, which is responsible for managing our various pools of capital, development of new products for our clients and fundraising.
Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P. (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our real estate, renewable power, infrastructure and private equity businesses. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors.

8 BROOKFIELD ASSET MANAGEMENT

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES
Basis of Accounting
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext. The following discussion contains a summary of two key IFRS accounting policies that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are disclosed in the most recently issued Annual Report of the company within Note 2 to our consolidated financial statements for the fiscal year ended December 31, 2016, which also contains a summary of judgments and estimates.
Fair Value Accounting
We account for a number of our assets at fair value including our commercial properties, renewable power facilities, and certain of our infrastructure and financial assets.
We have elected to record our investment properties within our Real Estate segment at fair value, and accordingly changes in the value of these assets are recorded as fair value changes within net income on a quarterly basis. Depreciation is not recorded on investment properties.
For property, plant and equipment, we have elected to record assets within our Renewable Power, Infrastructure and Real Estate segments at fair value using the revaluation method. Unlike investment properties, these assets are fair valued annually, not quarterly, and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within equity as opposed to net income. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income over the course of the year.
Valuation Process
We have extensive expertise and experience in the valuation of real assets as part of the process around acquisitions, dispositions, providing fair values to lenders and institutional private fund investors, as well as for financial reporting. We monitor transactions in the asset classes and markets in which we operate, and have specialized teams with expertise in their respective industries.
Valuations of asset without available quoted market prices, in particular level 3 assets such as our investment properties and property, plant and equipment, are valued using discounted cash flow or direct capitalization approaches, supported by comparable transaction analysis. We also utilize other externally data in support of our assumptions, to the extent available. These valuations are performed internally by investment professionals with the appropriate expertise in the respective industry, geography and asset type. This process includes various levels of review, both internal and external, and follows centrally developed policies and procedures. As our assets span many asset classes and geographies, discount rates and terminal capitalization rates are determined on an asset-by-asset basis, using a common framework but adjusted for asset-specific characteristics. Our valuations are further tested by comparison to actual sales prices obtained on disposition of our investments.
The majority of the assets that we carry at fair value are subject to external valuation or independent review on a regular basis. Many of our assets receive external appraisals on a periodic basis, for example our core office assets in real estate and the assets held through our infrastructure funds are appraised on a three-year rotating basis. We also utilize third parties to provide specific key assumptions, for example our core retail business receives external input annually with respect to capitalization rates for each property, the most significant assumption for valuing those assets.
For further information regarding critical assumptions and related sensitivities, refer to Part 5 of this MD&A.
Real Estate
We classify the vast majority of the property assets within our office, retail and opportunistic portfolios, other than hospitality properties, as investment properties. We determine investment property valuations by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Many of the assets are subject to long-term leases, which form the basis of the cash flows. External market data is utilized when determining the cash flows associated with lease renewals. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach.
We account for our investments in hospitality properties as property, plant and equipment under the revaluation model. Fair values of hospitality properties are determined internally using discounted cash flow models with inputs from available market evidence.

Q3 2017 INTERIM REPORT 9

Renewable Power
Our renewable power facilities, are classified as property, plant and equipment and are adjusted to fair value on an annual basis. Cash flows consider long-term average generation, which is supported by external studies and commonly used in the renewable power industry by lenders in support of financing activities. Pricing is determined with reference of power purchase agreements, where applicable, and observable market power price curves, using broker quotes from independent sources for the years in which there is a liquid market. For years beyond the term of the available power price curves the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable assets as the benchmark that will set the market price for energy from renewable resources, at the point in time at which we expect the market requires new supply.
Infrastructure
We value the property, plant and equipment within our Infrastructure segment on annual basis using the discounted cash flow approach. The majority of our infrastructure assets are subject to contractual and regulatory frameworks that underpin the cash flows. We will also include the benefits of development projects for existing in-place assets, to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing property, plant and equipment.
A significant portion of our infrastructure operation’s assets such as public service concessions are classified as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives.
Private Equity and Residential
Property, plant and equipment and inventory included within our private equity and residential development operations are recorded at amortized historic cost or the lower of cost and net realizable value. Other intangible assets and goodwill are recorded at amortized cost and cost, respectively or the lower of cost and net realizable value.
Financial Assets and Liabilities
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e. whether a security is held for trading, classified as available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity. Financial assets and liabilities may be classified a level 1, 2 or 3 in the fair value hierarchy. Refer to Note 5 – Fair Value of Financial Instruments within the notes to the financial statements for additional information.
Equity Accounted Investments
Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
Consolidated Financial Information
We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities.
As a result, we include 100% of the revenues and expenses of these entities in our consolidated statements of operations, even though a substantial portion of the net income in these consolidated entities is attributable to non-controlling interests. On the other hand, revenues earned and expenses paid between us and our subsidiaries, such as asset management fees, are eliminated in our consolidated statements of operations; however, these items impact the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the Corporation are eliminated from consolidated revenues and expenses.  However, as the common shareholders are attributed all of the fee revenue while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.

10 BROOKFIELD ASSET MANAGEMENT

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within our Consolidated Statements of Operations and “two-lines” within Consolidated Statements of Comprehensive Income as equity accounted income that may be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.
Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.
Use of Non-IFRS Measures
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

Q3 2017 INTERIM REPORT 11

ECONOMIC AND MARKET REVIEW
(As at October 27th, 2017)
Global economic growth remained strong in the third quarter, and 2017 is on track to be the year of fastest growth since 2011. Interest rates are on the rise in developed markets, and we expect an orderly climb in rates to continue as inflation approaches central bank targets. China and India continue to lead emerging markets with 6% to 7% growth, while Brazil’s recovery is accelerating. The economic outlook for the primary geographies in which we operate is as follows:
United States: Real Gross Domestic Product (GDP) grew by 3.0% in the third quarter, supported by strong consumer spending, business investment and net exports. Despite hurricane disruptions, the labor market remained strong, with the unemployment rate declining to 4.2% and the participation rate rising to 63.1%–its highest since 2013. This helped push nominal wage growth to 3% in September, and should lead the Federal Reserve to continue hiking interest rates. We expect real GDP growth to remain in the 2% to 3% range.
United Kingdom: Real GDP grew by 1.5% in the third quarter, as household spending growth started to slow. Households are retrenching as above-target inflation of 3% and a weak GBP erodes their purchasing power. Despite the slowdown, the economy remains near full-employment and the Bank of England has signaled interest rate hikes will begin soon to bring inflation back to its 2% target. Brexit negotiations have only seen modest progress, leaving much to be agreed upon in the next 12 to18 months.
Brazil: The economic recovery strengthened in the third quarter, with real GDP rising an estimated 1.1% year over year. Inflation fell to 2.5%, below the central bank’s 3% to 6% target range. This provided scope for additional cuts to the SELIC rate, which was lowered to 7.50% in October from 9.25% in July. Lower inflation and interest rates will continue to support the recovery in consumer and business spending and real GDP growth is expected to accelerate to 2% to 3% in 2018.
Australia: Real GDP is estimated to have grown 2.9% in the third quarter as exports rebounded from cyclone disruptions earlier in the year and mining investment stabilized after a three-year decline. Growth should remain strong in the near term as export volumes rise and public-sector spending on large infrastructure projects continues. In the coming years, interest rates will likely move higher and act as a headwind to growth due to elevated levels of household debt in Australia.
Canada: The economy grew by an estimated 2.2% in the third quarter, as job growth and consumer spending remained strong. Canada is adding jobs at a pace of 350 thousand year over year, the fastest pace since 2007. The country has fully recovered from the commodity price collapse that induced a brief recession in 2015, and slack in the economy is dissipating. Considering this, and high household debt levels, the Bank of Canada increased the overnight rate twice in the third quarter, from 0.5% to 1.0%.
Europe: Real GDP in the Eurozone grew by an estimated 2.3% in the third quarter–the fastest pace since 2011. Growth was once again led by Spain and Ireland in the 3% to 4% range, while Germany, France and Portugal grew by 2.0% to 2.5%. Italy is still lagging most countries in the region with growth of 1.5%. Angela Merkel won her fourth election and will lead a new coalition government in Germany, while Emmanuel Macron has embarked on his reform agenda in France. The political crisis in Catalonia will likely slow economic growth in Spain in the upcoming months, and potentially into 2018.
China: Solid real GDP growth of 6.8% was reported in the third quarter as strong construction activity supported the industrial side of the economy, while an upswing in global growth supported key export sectors. Slower construction activity should weigh on growth and commodity demand into 2018, but demand from developed markets will continue to support manufacturing and exports. China faces risks from high debt levels in the corporate sector, which the government will need to tackle in the coming years to ensure a smooth transition away from China’s ‘old economy’.
India: Economic growth slowed to 5.7% in the second quarter–its slowest pace in three years–but is estimated to have rebounded to 6.5% in the third quarter. Two temporary factors have been weighing on growth: last November’s demonetization policy, and the new goods and services tax (GST) system implemented in July. The government recently announced a plan to recapitalize struggling public banks, which will allow the banks to extend more credit while they address non-performing corporate loan issues. We believe India is well placed to be the fastest growing major economy over the next decade.

12 BROOKFIELD ASSET MANAGEMENT

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
INTRODUCTION
Given the nature of our business, certain key factors impact period to period variations in our consolidated financial position and financial performance, including:

•
Our business is to invest in high quality real assets within our areas of expertise, and to sell assets in order to lock in returns and distribute capital to investors or redeploy it into other investments. Acquisitions and disposition activity may create significant variability in our financial position and performance. As an asset manager, we make most of our investments through subsidiaries and funds that we control. We combine our own capital with that of the investors in our private funds and listed partnerships, as well as co-investors and joint venture partners in certain situations, which results in varying economic ownership across our assets.

•
Our results are affected by the current economic environment; this includes GDP growth, inflation and the interest rate environment in the markets where we invest and operate, including those described in Part 1 – Overview. The results of many of our businesses are impacted by the growth in the economies where we operate, such as occupancy in our buildings or volumes in our transportation businesses. In addition, many of our businesses have inflation linked revenues through contractual rate adjustments or in the prices that we are able to charge. Changes in interest rates will impact the cost of financing our operations. In addition, our assumptions with respect to these economic factors impact our fair value estimates for investment properties and property, plant and equipment, with a corresponding impact on net income and equity, respectively.

•
A major part of our business is to utilize our operating expertise to improve our performance over time. As such, operational factors, such as business improvement initiatives, new contracts and leases, changes in financing levels and completion of development projects, impact our results period to period.

•
Due to our global footprint, we are exposed to various foreign currencies and changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations impact our operating results and our financial position. We often utilize financial contracts to mitigate the impact of these exposures.

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and nine months ended September 30, 2017 and September 30, 2016:

	Three Months Ended			Nine Months Ended
FOR PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	Change	2017	2016	Change
Revenues	$12,276	$6,285	$5,991	$27,721	$17,476	$10,245
Direct costs	(10,034)	(4,590)	(5,444)	(21,753)	(12,568)	(9,185)
Other income and gains (losses)	(29)	325	(354)	236	391	(155)
Equity accounted income	505	454	51	1,090	1,041	49
Expenses
Interest	(932)	(825)	(107)	(2,640)	(2,407)	(233)
Corporate costs	(24)	(20)	(4)	(69)	(68)	(1)
Fair value changes	132	(59)	191	141	358	(217)
Depreciation and amortization	(643)	(541)	(102)	(1,755)	(1,538)	(217)
Income taxes	(259)	992	(1,251)	(503)	556	(1,059)
Net income	992	2,021	(1,029)	2,468	3,241	(773)
Non-controlling interests	(764)	(985)	221	(2,052)	(1,763)	(289)
Net income attributable to shareholders	$228	$1,036	$(808)	$416	$1,478	$(1,062)
Net income per share	$0.20	$1.03	$(0.83)	$0.32	$1.41	$(1.09)
Three Months Ended September 30
Revenues in the current quarter increased by $6.0 billion compared to the same quarter in the prior year. The increase is primarily the result of recent acquisitions, which collectively contributed additional revenues of $6.3 billion this quarter, particularly a U.K. road fuel distribution business in the private equity business. The increase is partially offset by dispositions that resulted in reduced revenues of $180 million. Impacts of recent acquisitions and dispositions are further discussed on page 14 of this report.

Q3 2017 INTERIM REPORT 13

Revenues also benefited from growth in existing operations across our businesses, driven by higher volume and pricing in infrastructure and renewable power, improved results in private equity’s industrial businesses, and the benefits of completed development projects across the segments. In addition, pricing and volumes were higher at our panel board business in the Private Equity segment. Investment gains in our financial assets portfolio further added to the increase in revenue. These increases were offset by lower deliveries in the Brazilian residential business and the absence of revenue from merchant development sale which was realized in the prior year quarter. Revenues also increased due to changes in foreign exchange rates. Refer to pages 18 and 19 of this report for further discussion on foreign currency translation.
Direct costs increased by $5.4 billion primarily due to the inclusion of costs associated with newly acquired businesses, partially offset by reduction in expenses from dispositions and benefits from operational improvements.
Other income and gains (losses) were a loss of $29 million in the current quarter and reflect a loss on the sale of an oil and gas producer in our private equity business, partially offset by realized gains from financial contracts. The prior year gain included a $195 million realized gain from the sale of a German hotel portfolio and a hospitality trademark, and the sale of a toehold position in our Australian ports business as well as realized gains from financial contracts.
Equity accounted income increased by $51 million to $505 million in the current quarter primarily due to higher income from our Western Australian energy operation in the private equity business. These positive variances were partially offset by an increase in deal costs incurred by our equity accounted investments.
Interest expense was higher by $107 million in the current quarter as a result of additional borrowings associated with acquisitions across our portfolio, particularly in our infrastructure and private equity operations, as well as additional debt raised in anticipation of acquisitions that are expected to be completed subsequent to quarter end. We discuss the details of changes in debt and cost of borrowings in Part 4 – Capitalization and Liquidity.
Fair value gains of $132 million for the current quarter include appraisal gains in the Real Estate segment, partially offset by unrealized mark-to-market losses on GGP Inc. (“GGP”) warrants and foreign exchange contracts. The prior year’s fair value changes mainly included a loss of $151 million related to the decrease in the share price of GGP over the quarter, which was greater than appraisal gains from investment properties. We provide additional information on fair value changes on pages 15 and 16.
The increase of $102 million in depreciation and amortization expenses is primarily attributable to depreciation recorded on assets acquired within our infrastructure and private equity businesses, particularly the Brazilian regulated gas transmission, the Brazilian water treatment business and the U.K. road fuel distribution business.
The current quarter income tax expense was $259 million, compared to a recovery of $1.0 billion in the prior year quarter. The prior year’s tax recovery relates to the reduction of deferred income tax liabilities as a result of the lower effective tax rates from the reorganization of certain of our U.S. property operations.
The $228 million in net income attributable to common shareholders reflects the overall increase in net income in the current quarter. A higher proportion of fair value gains was attributable to our non-controlling interests based on the ownership of the associated assets in the current quarter, therefore the increase in net income attributable to common shareholders is less than that of consolidated net income.
Nine Months Ended September 30
Revenues and direct costs in the first nine months of 2017 increased by $10.2 billion and $9.2 billion, respectively, compared to the same period in 2016, mainly driven by the recent acquisitions, as well as same-store growth across the businesses. These positive variances were partially offset by the absence of revenues and costs relating to disposed assets. Impacts of recent acquisitions and dispositions are further discussed on page 14 of this report.
Other income and gains on a year-to-date basis include a $228 million gain on the disposition of a bath and shower products manufacturing business, $56 million of realized gains associated with foreign currency contracts and the aforementioned realized loss on the sale of the oil and gas producer.
Fair value gains of $141 million in the first nine months of 2017 included the items discussed under the three months results, offset by losses from lower valuation on market-valued investments and financial contracts, such as our investment in GGP warrants.
Equity accounted income in the first nine months of 2017 remained relatively consistent compared to the prior year period, as contributions from recent investments were offset by valuation losses recorded within our equity accounted investments.
Net income attributable to shareholders was $416 million for the nine months in 2017, reflecting the impact of the aforementioned tax recovery within the prior year results. Excluding the impact of this recovery, net income for the current nine months has increased over the prior year as a result of the aforementioned contributions from acquisitions and operating improvements.

14 BROOKFIELD ASSET MANAGEMENT

Significant Acquisitions and Dispositions
We have summarized the impact of significant acquisitions and dispositions of our consolidated subsidiaries and equity accounted investments since the third quarter of the prior year on our three and nine months results below:

	Three Months Ended				Nine Months Ended
FOR THE PERIODS ENDED SEP. 30, 2017 (MILLIONS)	Acquisitions		Dispositions		Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Real estate	$295	$189	$(39)	$(2)	$702	$404	$(94)	$(54)
Renewable power	—	—	(11)	—	84	3	(19)	(1)
Infrastructure	307	166	(9)	(5)	1,028	355	(65)	(28)
Private equity and other	5,676	7	(121)	(4)	8,715	11	(342)	(59)
	6,278	362	(180)	(11)	10,529	773	(520)	(142)
Gains (losses) recognized in net income	—	(11)	—	(48)	—	157	—	289
	$6,278	$351	$(180)	$(59)	$10,529	$930	$(520)	$147
Acquisitions
Significant acquisitions that occurred since the third quarter of the prior year contributed additional revenues and net income of $6.3 billion and $351 million for the three months ended September 30, 2017, respectively. The contribution of revenue is mainly related to the aforementioned acquisition of the U.K. road fuel distribution business in the last quarter, which contributed $5.0 billion in revenue. Revenue and direct operating costs for the business include flow through duty amounts, which are recorded gross within revenues and direct costs, without impact on the margin generated by the business.
Recent acquisitions within our Real Estate segment included several acquisitions in the U.S., including a portfolio of manufactured housing communities, additional student housing properties across the U.K., as well as a mixed-use property in South Korea.
Our infrastructure business benefited from its recent acquisitions, in particular the 90% ownership interest in the Brazilian regulated gas transmission business earlier this year, contributing additional revenues and net income of $307 million and $166 million, respectively.
Our private equity business completed the acquisition of a leading Brazilian water treatment business as well as the aforementioned U.K. road fuel distribution business. In the current quarter, we acquired a fuel marketing business for a purchase price of approximately $423 million. We also purchased a marine energy services business, which is held through an investment in an associate.
The current quarter’s loss of $11 million is attributable to a purchase allocation adjustment related to the manufactured housing portfolio acquired in the first quarter of 2017, as the allocation has been done on a provisional basis.
Revenues and net income for the nine months ended September 30, 2017, increased by $10.5 billion and $930 million, respectively, as a result of the aforementioned significant acquisitions, as well as acquisitions from the prior year which impacted the first and the second quarter of the year, such as a student housing portfolio, hydroelectric facilities in Pennsylvania and Columbia, a toll road portfolio in Peru, a North American gas storage business and the privatization of a regional mall business. On a year-to-date basis, we recognized bargain purchase gains of $157 million from several real estate acquisitions. Refer to Note 4 to the consolidated financial statements for additional information on significant acquisitions completed in the current year.
Dispositions
Dispositions impacting our current quarter’s results that occurred since the third quarter of the prior year include the bath and shower products manufacturing business in our private equity business, an Irish wind facility in our renewable power business, an electricity transmission operation in our infrastructure business, the conversion of a debt security into an equity investment, resulting in lower interest income, as well as real estate investment properties. In the current quarter, we also sold the oil and gas production business in our Private Equity segment, which resulted in a $48 million realized loss. These dispositions collectively resulted in the absence of revenue and net income of $180 million and $59 million in the current quarter, respectively.
Impacts of the dispositions on a nine-month basis in 2017 were absence of revenues of $520 million and net income of $147 million from the aforementioned significant dispositions, as well as the sale of an energy distribution business in the Infrastructure segment in the second quarter of 2016. Gains recognized in net income in the first nine months of 2017 include the impacts from the aforementioned sale of the energy distribution business and the bath and shower products manufacturing business, as well as a realized gain from a sale of a 50% interest in a commercial property within our Real Estate segment in the first quarter of 2017. Excluding the gains recognized in net income, dispositions of assets resulted in the absence of net income of $142 million for the nine months ended September 30, 2017.

Q3 2017 INTERIM REPORT 15

Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2017	2016	Change	2017	2016	Change
Investment properties	$713	$99	$614	$1,102	$590	$512
GGP warrants	(198)	(151)	(47)	(300)	33	(333)
Impairments and provisions	(22)	(56)	34	(129)	(231)	102
Transaction related costs	(105)	(69)	(36)	(148)	(118)	(30)
Unrealized financial contracts mark-to-market	(192)	64	(256)	(467)	33	(500)
Other fair value changes	(64)	54	(118)	83	51	32
	$132	$(59)	$191	$141	$358	$(217)
Investment Properties
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended			Nine Months Ended
	2017	2016	Change	2017	2016	Change
Core office	$53	$(148)	$201	$(296)	$17	$(313)
Opportunistic and other	660	247	413	1,398	573	825
	$713	$99	$614	$1,102	$590	$512
Our core office portfolio benefited from a valuation gain of $53 million, compared with a loss of $148 million in the prior year quarter. Valuation gains related to our New York, Sydney and Calgary office portfolios, which benefited from improved cash flow projections and higher market appraisals, were partially offset by losses from tenant departure and the projected sales price of an office building in New York. The prior year loss relates to lower appraised values of certain office properties, primarily located in commodity based markets, as a result of lower pricing assumptions on lease renewal reflecting slower growth. The nine-month valuation losses of $296 million primarily relate to reductions in our U.S. portfolio in the first quarter of 2017 as a result of changes in valuation metrics and leasing activity.
Appraisal gains of $660 million within our opportunistic properties in the current quarter relates to higher valuations based predominately on a recent sales agreement signed for a European industrial portfolio, strong cash flow growth and overall occupancy increases in our multifamily portfolios, as well as strong leasing activity and increases in market rents in our Indian office portfolio and in our mix-used building in South Korea. The same quarter in the prior year included gains in the multifamily portfolio associated with increased rents on completed renovations.
The nine-month valuation gains of $1.1 billion relate to higher valuations based on increases in rental rates, improved market conditions in India, as well as gains on newly acquired assets as a result of strong operational performance, partially offset by reductions in our U.S. portfolio due to changes in valuation metrics and leasing activity. The prior year’s nine-month valuation gains of $590 million was mainly driven by completion of development projects in the multifamily portfolio and positive leasing in the industrial portfolio.
We discuss the key valuation inputs of our investment properties in Part 5 – Additional Information.
GGP Warrants
The change in fair value of our GGP warrants resulted in a loss of $198 million in the current quarter, primarily due to a decrease in GGP’s share price compared to the prior quarter. This loss was partially offset by our share of the gain on the corresponding decrease in the warrant liability recorded by GGP, which is included in equity accounted income. The company announced its intention to settle all of the outstanding warrants as of the quarter end which would result in additional 68 million common shares of GGP. On October 13, 2017, the company exercised all of its outstanding warrants of GGP with an average strike price of $8.31 for approximately 1.29 common shares per warrant. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million.

16 BROOKFIELD ASSET MANAGEMENT

Impairment and Provisions
The current quarter’s loss of $22 million include a previously recognized impairment that is now included in realized loss in revenues as the investment was sold this quarter, which were offset by inventory and legal provisions in our Brazilian residential business which also resulted in the $56 million loss in the prior year quarter. On a nine-month basis, the current year’s loss of $129 million mostly include impairments and provisions recognized in our Brazilian residential businesses, which has been impacted by the economic slowdown in the country, resulting in decreased value of our inventory and termination of sales contracts.
In the prior year, we recognized impairment and provisions mainly in the Brazilian residential operation, as well as a $106 million impairment relating to certain non-core assets in our graphite electrodes manufacturing business in the second quarter of 2016.
Transaction Related Costs
These represent costs associated with the completion of purchasing or selling investments. The current quarter’s costs increased to $105 million due to a $57 million realized foreign currency valuation on an investment property that was previously recognized in the other comprehensive income, partially offset by lower costs from fewer acquisitions this year compared to the prior year quarter.
Unrealized Financial Contracts Mark-to-Market
Losses of $192 million and gains of $64 million in prior year quarter, respectively, relate to valuations recorded on our power, interest rate and foreign currency contracts.
BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at September 30, 2017 and December 31, 2016:

(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Change
Assets
Investment properties	$56,923	$54,172	$2,751
Property, plant and equipment	47,130	45,346	1,784
Equity accounted investments	28,155	24,977	3,178
Cash and cash equivalents	4,538	4,299	239
Other financial assets	17,160	13,833	3,327
Intangible assets	14,628	6,073	8,555
Other assets	16,043	11,126	4,917
Total Assets	$184,577	$159,826	$24,751
Liabilities
Borrowings and other non-current financial liabilities	$83,110	$72,650	$10,460
Other liabilities	24,136	17,488	6,648
Equity
Preferred equity	4,196	3,954	242
Non-controlling interests	50,171	43,235	6,936
Common equity	22,964	22,499	465
Total Equity	77,331	69,688	7,643
	$184,577	$159,826	$24,751
Consolidated assets at September 30, 2017 were $184.6 billion, an increase of $24.8 billion since December 31, 2016, largely due to significant acquisitions discussed on page 14, particularly the Brazilian regulated gas transmission business and the Brazilian water treatment business that contributed total assets of $6.7 billion and $4.2 billion, respectively. The increase is partially offset by dispositions and depreciation. Information regarding significant acquisitions and their impacts on the balance sheet is provided in Note 4 to the consolidated financial statements.
Investment properties include primarily the company’s office, retail and opportunistic properties. On a year-to-date basis, investment properties increased from acquisitions and additions which totaled $4.6 billion, as well as gains from valuation and foreign currency translation of $2.4 billion due to the strengthening of non-U.S. currencies. These increases were partially offset by dispositions of assets for $4.3 billion, of which approximately $1.6 billion relates to the reclassification of a European logistics assets company to assets held for sale, as we entered into an agreement in the quarter to sell this business. We provide a continuity of investment properties in Note 8 to the consolidated financial statements.

Q3 2017 INTERIM REPORT 17

Property, plant and equipment increased by $1.8 billion since year end, mainly as a result of the recent acquisitions of a Brazilian regulated gas transmission business, a Brazilian water treatment business, and a fuel marketing business, as well as capital expenditures for supporting organic growth throughout all our businesses. We provide a continuity of property, plant and equipment in Note 9 to the consolidated financial statements.
Equity accounted investments increased by $3.2 billion primarily due to the contribution of $1.1 billion in equity accounted income and $1.7 billion from additions and acquisitions, net of disposals, which includes the increase in ownership of our Brazilian toll road portfolio as well as our North American gas transmission business, partial acquisitions of core office assets and an acquisition of a marine energy services business. The strengthening of the non-U.S. currencies that are significant to our business further contributed $799 million to the increase, partially offset by distributions that we received from these investments.
The aforementioned acquisitions contributed to the increase in other financial assets and intangible assets of $3.3 billion and $8.6 billion, respectively. Other financial assets consist of accounts receivable and other financial assets, and intangible assets consist primarily of concession agreements. Intangible assets increased compared to year end mainly due to the acquisitions of the Brazilian gas transmission business and the Brazilian water treatment business, which contributed $5.5 billion and $2.5 billion to the increase, respectively.
Other assets are comprised of inventory, goodwill, deferred income tax assets and assets classified as held for sale. The increase in the balance of inventory, goodwill and deferred income tax assets is primarily as a result of acquisitions completed in the year, adding $1.8 billion to the balance, while the increase of $1.9 billion in assets held for sale is primarily attributable to the aforementioned reclassification of the European logistics assets company in our Real Estate segment based on management’s plan to sell the assets in the next twelve months.
Borrowings and other non-current financial liabilities increased by $10.5 billion since year end, primarily as a result of a $2.0 billion increase in non-current accounts payable and other liabilities mainly due to acquisitions in the year. In addition, property-specific borrowing, subsidiary borrowing and corporate borrowings increased by $5.7 billion, $1.5 billion and $1.2 billion due to recent investments, respectively. Refer to Part 4 – Capitalization and Liquidity.
Other liabilities include current accounts payable, deferred income tax liabilities, subsidiary equity obligations and liabilities associated with assets held for sale. The balance increased in the year mainly due to additional current accounts payable and other liabilities assumed in recent acquisitions and deferred income tax liabilities recorded in business combinations as the tax bases of the net assets acquired were lower than their fair values.
Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this report.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS)	Total
Common equity, beginning of period	$22,499
Changes in period
Net income to shareholders	416
Common dividends	(507)
Preferred dividends	(106)
Foreign currency translation	420
Other comprehensive income items	221
Share repurchases, net of option issuances	(16)
Ownership changes and other	37
465
Common equity, end of period	$22,964
Common equity increased by $465 million to $23.0 billion during the year. Net income attributable to shareholders for the first nine months of the year totaled $416 million. We distributed $613 million to shareholders as common and preferred share dividends in the nine months ended September 30, 2017, including a special dividend distribution from the spin-off of an insurance company. These were offset by foreign currency translation gains of $420 million as a result of strengthening of certain non-U.S. currencies since year end.

18 BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016
Brookfield Property Partners L.P.	$19,561	$18,790
Brookfield Renewable Partners L.P.	9,194	8,879
Brookfield Infrastructure Partners L.P.	11,411	7,710
Brookfield Business Partners L.P.	3,856	2,173
Other participating interests	6,149	5,683
	$50,171	$43,235
Non-controlling interest increased by $6.9 billion to $50.2 billion as at September 30, 2017. The increase was driven by comprehensive income attributable to non-controlling interest which totaled $2.8 billion, as well as net issuances of equity to non-controlling interest totaling $6.1 billion related to equity issuances by the listed partnerships in the current quarter and acquisitions completed in the year. These increases were offset by $2.8 billion in cash consideration distributed to non-controlling interests.

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE PERIODS ENDED SEP. 30				Average Rate
	Period End Rates			Three Months Ended			Nine Months Ended
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Australian dollar	0.7834	0.7197	9%	0.7897	0.7583	4%	0.7662	0.7424	3%
Brazilian real	3.1676	3.2595	3%	3.1636	3.2468	3%	3.1746	3.5461	10%
British pound	1.3402	1.2357	8%	1.3086	1.3133	—%	1.2760	1.3931	(8)%
Canadian dollar	0.8019	0.7439	8%	0.7980	0.7668	4%	0.7658	0.7576	1%
Currency exchange rates relative to the U.S. dollar at the end of the third quarter of 2017 were higher than the prior quarter and December 31, 2016, which increases the carrying values of the assets and liabilities from our subsidiaries or investments in these regions. As at September 30, 2017, our common equity of $23.0 billion was invested in the following currencies: United States dollars – 44%; British pounds – 16%; Brazilian reais – 18%; Australian dollars – 11%; Canadian dollars – 6%; and other currencies – 5%.
Impact of foreign currency translation on equity, including those attributable to non-controlling interests for the three and nine months ended September 30, 2017 increased equity by $1.1 billion.

Q3 2017 INTERIM REPORT 19

The following table disaggregates the impact of foreign currency translation on our equity, recorded within other comprehensive income, by the most significant non-U.S. currencies:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Australian dollar	$122	$169	$503	$250
Brazilian real	674	(115)	149	1,308
British pound	308	(204)	753	(1,061)
Canadian dollar	344	(138)	687	501
Other	278	64	557	735
	1,726	(224)	2,649	1,733
Currency hedges	(588)	73	(1,598)	8
	$1,138	$(151)	$1,051	$1,741
Attributable to:
Shareholders	$379	$47	$420	$657
Non-controlling interests	759	(198)	631	1,084
	$1,138	$(151)	$1,051	$1,741
We use financial contracts and foreign currency debt to reduce exposures to most foreign currencies. Accordingly, changes in currency hedging valuations include changes in the value of these instruments. We are largely hedged against the Australian, British and Canadian currencies with the result that the gains in the quarter were offset by these currency hedges. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts, which resulted in an overall gain from foreign currency translation in the year.
Average currency exchange rates impact the U.S. dollar equivalent of revenues and net income from our non-U.S. operations on a comparative basis. During the three and nine months ended September 30, 2017, average local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar compared to the rates in 2016, with the notable exception being the British pound. As a result, the U.S. dollar equivalent of revenue and net income in these currencies, besides the British pound, were higher in the current year than the prior year, all other things being equal.

20 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our clients, certain of which guarantee minimum volumes.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2017			2016				2015
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$12,276	$9,444	$6,001	$6,935	$6,285	$5,973	$5,218	$5,538
Net income	992	958	518	97	2,021	584	636	1,187
Net income (loss) to shareholders	228	225	(37)	173	1,036	185	257	678
Per share
- diluted	$0.20	$0.19	$(0.08)	$0.14	$1.03	$0.15	$0.23	$0.66
- basic	0.20	0.20	(0.08)	0.15	1.05	0.16	0.23	0.67
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2017			2016				2015
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$132	$213	$(204)	$(488)	$(59)	$65	$352	$594
Income taxes	(259)	(119)	(125)	(211)	992	(234)	(202)	(218)
Net impact	$(127)	$94	$(329)	$(699)	$933	$(169)	$150	$376
Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our private equity group. Results were partially offset by higher income tax expenses, as prior year income taxes resulted in a recovery of $992 million.
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil, and the U.K. road fuel distribution business.
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.

Q3 2017 INTERIM REPORT 21

In the fourth quarter of 2016, the effect of overall increases in revenues across our businesses was offset by impairments of $530 million on certain financial assets as a result of lower valuations based on public market prices in our private equity operations. The quarter also included realized carried interest of $149 million, net of associated costs.
In the third quarter of 2016, we recognized a $900 million tax recovery which resulted from a reduction in effective tax rates arising from the restructuring of certain of our U.S. real estate operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic real estate assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.
In the fourth quarter of 2015, we recorded $594 million of fair value gains related to our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.

22 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.

ii.	Real estate operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on construction, business services, energy, and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures
The following sections utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others.
We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, and net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions. Operating measures and their respective definitions are provided on pages 40 to 42 of our December 31, 2016 annual report.
Total FFO is a non-IFRS measure. A reconciliation of net income to total FFO is provided in Part 5 – Additional Information of this report.

Q3 2017 INTERIM REPORT 23

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents segment revenues, FFO and common equity by segment on a period-over-period basis for comparison purposes:

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Segment Revenues[1]			Segment FFO[2]			Common Equity by Segment
	2017	2016	Change	2017	2016	Change	2017	2016	Change
Asset management	$327	$283	$44	$211	$178	$33	$313	$328	$(15)
Real estate	1,671	1,658	13	382	545	(163)	16,753	16,727	26
Renewable power	612	627	(15)	45	49	(4)	4,873	4,826	47
Infrastructure	1,016	593	423	87	89	(2)	2,874	2,697	177
Private equity	8,242	2,593	5,649	137	97	40	3,285	2,862	423
Residential development	698	832	(134)	(24)	10	(34)	2,885	2,679	206
Corporate activities	103	33	70	(29)	(85)	56	(8,019)	(7,620)	(399)
	$12,669	$6,619	$6,050	$809	$883	$(74)	$22,964	$22,499	$465

1.
Segment revenues include inter-segment revenues, which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(b) of the consolidated financial statements for a reconciliation of segment revenues to external revenues
2.
Total segment funds from operation is a non-IFRS measure. Please refer to Reconciliation of Net Income to Total Segment FFO presented in Part 5 – Additional Information

Total segment revenues and FFO were $12.7 billion and $809 million, respectively, in the third quarter of 2017, compared to $6.6 billion and $883 million, respectively, in the prior year quarter. FFO includes realized disposition gains of $220 million in the quarter compared to $392 million in the prior period. Further discussion of segment revenues, FFO and common equity by segment are discussed below.
ASSET MANAGEMENT
Asset management operations consist of managing listed partnerships, private funds and public securities portfolios. As at September 30, 2017, we managed $120 billion of fee bearing capital, of which $93 billion was from clients and $27 billion was from the Corporation. The following table summarizes fee bearing capital:

AS AT SEP. 30, 2017 AND DEC. 31, 2016 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Securities	Total 2017	Total 2016
Real estate	$21,018	$20,258	$—	$41,276	$44,589
Renewable power	13,359	6,907	—	20,266	18,690
Infrastructure	19,526	18,018	—	37,544	28,909
Private equity	3,161	5,079	—	8,240	6,811
Other	—	—	12,534	12,534	10,577
September 30, 2017	$57,064	$50,262	$12,534	$119,860	n/a
December 31, 2016	$49,375	$49,624	$10,577	n/a	$109,576

1. Includes Brookfield capital of $27 billion (December 31, 2016 – $22 billion) in listed partnerships and $0.4 billion (December 31, 2016 – $0.3 billion) in private funds
Listed Partnerships: We manage $57 billion of fee bearing capital in publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU and Acadian Timber Corp. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities, and incentive distributions and performance fees. Incentive distributions for BPY, BEP and BIP are equal to a portion of the increases in partnership distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold. The threshold currently stands at $26.17.
Private Funds: We manage $50 billion of fee bearing capital in 37 active private funds, of which eight are in their investment period. Closed-ended private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Open-ended private capital has no defined end date, however, clients may redeem their capital upon request subject to certain provisions and restrictions determined in the fund agreements. Our private fund investor base consists of approximately 465 global investors with an average commitment of $110 million. We are compensated for managing these private funds through base fees, which are generally determined on both called and uncalled commitments. We are also generally entitled to receive carried interest, which represents a portion of realized investment returns provided that clients receive a minimum predetermined return.

24 BROOKFIELD ASSET MANAGEMENT

Public Securities: We manage $13 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base management and performance fees.
The principal changes to our fee bearing capital in the quarter are set out in the following table:

FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, June 30, 2017	$54,945	$50,050	$12,259	$117,254
Inflows	2,065	483	949	3,497
Outflows	—	—	(861)	(861)
Distributions	(601)	(265)	—	(866)
Market valuation	1,891	81	187	2,159
Other	(1,236)	(87)	—	(1,323)
Change	2,119	212	275	2,606
Balance, September 30, 2017	$57,064	$50,262	$12,534	$119,860
Listed partnership inflows relate to $2.1 billion of common equity issued at BIP, BEP and BBU. In addition, capitalization increased at these listed partnerships as a result of unit price increases of $1.9 billion. The decrease of $1.2 billion relates to changes in corporate leverage and cash on hand received from the equity issuances, reducing fee bearing capital until it is deployed.
Private fund inflows of $483 million include additional capital raised in our fifth real estate credit fund and open-ended core real estate fund, as well as $100 million of co-investment capital relating to our private equity funds. These increases were partially offset by return of capital of $265 million across several funds.
Public securities fee bearing capital increased due to inflows of $949 million from new contributions into our real estate focused mutual funds and managed accounts, as well as market appreciation of $187 million in quarter. These increases were partially offset by $861 million of redemptions due to client rebalancing that impacted our real estate and infrastructure mutual funds.
Summary of Operating Results
Asset management revenues include fee related earnings and carried interest earned by us in respect of capital managed for investors including the capital invested by us in the listed partnerships. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities.
The following table disaggregates our asset management segment revenues and FFO into fee related earnings and realized carried interest to facilitate analysis. We have provided additional detail, where referenced, to explain significant variances from the prior period.

		Segment Revenues		Segment FFO
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Ref.	2017	2016	2017	2016
Fee related earnings	i	$302	$283	$186	$173
Realized carried interest, net	ii	25	—	25	—
Realized disposition gains		—	—	—	5
		$327	$283	$211	$178

i.	Fee Related Earnings
The following table further disaggregates fee related earnings in order to facilitate analysis of this component of our segment FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Fee revenues
Base management fees	$262	$253
Incentive distributions	38	27
Transaction and advisory fees	2	3
	302	283
Direct costs and other	(116)	(110)
Fee related earnings	$186	$173

Fee related earnings increased by $13 million as higher capitalization and distributions in our listed partnerships increased listed issuer base management fees and incentive distributions by 22% and 41%, respectively.

Q3 2017 INTERIM REPORT 25

Base management fees increased to $262 million from $253 million in the third quarter of 2016. Base management fees from our listed partnerships increased by $24 million from the prior year quarter to $135 million, which includes $28 million of increased base management fees from BIP, BEP and BBU as a result of higher capitalization levels, partially offset by the third quarter of 2016 including $4 million of base management fees from BPO listed funds which were privatized by BPY in the second quarter of 2017.
Our private funds contributed $105 million of base fees, compared to $119 million in the 2016 period. This change includes the increase in private fund base fees of $4 million due to new fee bearing capital raised over the last twelve months. We will see further fee growth from this new capital raised once we deploy this capital, as in some cases fees are earned on invested capital rather than committed capital. The increases were more than offset by the impact of catch-up fees of $2 million as well as $11 million of private fund fees in the prior year quarter that are earned by BPY following a reclassification of the associated fee bearing capital in second quarter of this year. The remaining decrease is a result of asset dispositions in our real estate and private equity funds which returned capital back to clients and reduced the capital base which fees are earned on.
We received $38 million of incentive distributions from BIP, BEP and BPY, representing a 41% increase from the third quarter of 2016. The growth represents our share, as manager, of increases in unit distributions by BIP, BEP and BPY of 11%, 5% and 5%, respectively. Both BIP and BEP’s distributions have surpassed both of their respective incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. BPY pays incentive distributions of 15% as its current annualized distribution of $1.18 per unit has surpassed the first distribution hurdle of $1.10 per unit. Transaction and advisory fees of $2 million represent fees earned on co-investments.
Direct costs increased by 5% to $116 million due to expansion in our operations. These costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared and outsourced services.

ii.	Realized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We do, however, provide supplemental information and analysis below on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements. Unrealized carried interest represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure and we provide a reconciliation of realized carried interest to unrealized carried interest generated in Part 5 – Additional Information of this report.
The amounts of unrealized carried interest and associated costs are shown in the following table:

	2017			2016
AS AT AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of period	$1,219	$(384)	$835	$925	$(310)	$615
In-period change
Generated[1]	367	(95)	272	58	(20)	38
Less: realized	(25)	—	(25)	—	—	—
Unrealized balance, end of period	$1,561	$(479)	$1,082	$983	$(330)	$653

1. Unrealized carried interest generated in period. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end
Investment performance in our private funds generated $367 million of unrealized carried interest during the quarter compared to $58 million in the prior year, primarily driven by the increase in value in our European industrial real estate business which we entered into an agreement to sell, generating $180 million of unrealized carried interest. Our private equity funds generated additional unrealized carried interest of $130 million, as a result of improved pricing and operating performance within certain fund assets, with the remaining increase generated across our other fund strategies. In addition, investments within all of our latest flagship private funds have commenced generating unrealized carried interest as capital has been deployed and is generating returns. These increases were partially offset by realized carried interest from investment disposals within the multifamily real estate private funds.
Accumulated unrealized carried interest totaled $1.6 billion at September 30, 2017. We estimate that approximately $479 million of associated costs will arise on the realization of the amounts accumulated to date predominantly associated with employee long-term incentive plans. The funds that comprise the current unrealized carried interests have a weighted-average term to realization of four years. Recognition of carried interest is dependent on future investment performance.
The sum of fee related earnings and generated carried interest, net of associated costs as described above, is a measure that we use to forecast asset management FFO. It is a non-IFRS measure and we provide a reconciliation of realized carried interest to unrealized carried interest generated in Part 5 – Additional Information of this report. The following table summarizes fee related earnings and generated carried interest, net for the quarters ended September 30, 2017 and 2016:

26 BROOKFIELD ASSET MANAGEMENT

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Fee related earnings	$186	$173
Unrealized carried interest generated in the period, net[1]	272	38
Fee related earnings and generated carried interest	$458	$211

1.	Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end
Fee related earnings and generated carried interest increased 117% over the prior year period driven by the change in unrealized carried interest discussed above.
REAL ESTATE
Overview
We own virtually all of our commercial real estate assets through our 64% fully diluted economic ownership interest in BPY, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.5 billion at September 30, 2017, based on public pricing. BPY owns real estate assets directly as well as through private funds that we manage. We also own $1.3 billion of preferred shares of BPY which yield approximately 6.2% based on their redemption value.
BPY’s operations are principally organized as follows:
Core office properties: We own interests in and operate commercial office portfolios, consisting of 146 properties totaling 100 million square feet of office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin. We also develop office properties on a selective basis; active development projects consist of interests in 18 sites totaling over 10 million square feet.
Core retail properties: Our core retail portfolio consists of interests in 126 regional malls and urban retail properties totaling 123 million square feet in the United States, which are held through our equity accounted interest in GGP. Our retail mall portfolio has a redevelopment pipeline of approximately $444 million on a proportionate basis.
Opportunistic: We own and operate a global portfolio of real estate investments which are targeted to achieve higher returns than our core office and retail portfolios. Our opportunistic portfolio consists of high quality assets with operational upside across various asset classes including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other real estate investments, and realized disposition gains to facilitate analysis. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Property Partners
Equity units[1]	i	$1,479	$1,359	$163	$153	$15,374	$15,371
Preferred shares		19	19	19	19	1,265	1,265
		1,498	1,378	182	172	16,639	16,636
Other real estate investments		173	280	—	6	114	91
Realized disposition gains	ii	—	—	200	367	—	—
		$1,671	$1,658	$382	$545	$16,753	$16,727

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.4 million Class A limited partnership units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective fully diluted economic interest of 64% of BPY

Q3 2017 INTERIM REPORT 27

Revenues and FFO from BPY, including those from the preferred shares, increased to $1.5 billion and $182 million in the current quarter, respectively. The results benefited from recent acquisitions, net of dispositions across our business, and condo sales adjacent to one of our premier malls in Hawaii. In addition, the prior year quarter included revenues and FFO related to the sale of three merchant developments that did not recur in the current year quarter, impacting the results of BPY and our other real estate investments. Changes in realized disposition gains are discussed below.

i.	Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Core office	$126	$149
Core retail	128	108
Opportunistic	99	90
Corporate	(117)	(115)
Attributable to unitholders	236	232
Non-controlling interests	(73)	(72)
Segment reallocation and other	—	(7)
Brookfield’s interest	$163	$153

BPY’s FFO for the third quarter of 2017 was $236 million, of which our share was $163 million compared to $153 million in the prior year quarter.

Core office FFO decreased by $23 million to $126 million due to the absence of FFO from assets disposed and increased interest expense driven by higher average debt balances, partially offset by the benefit of commenced leases and the positive impact of foreign currency. Total consolidated in-place net rents increased by 2.8% from year end to $28.63 per square foot as a result of leasing activities. Total consolidated occupancy increased to 90.7%, 80 basis points higher than the same quarter in the prior year. Overall in-place net rents are currently 14% below market net rents. On a total portfolio basis, we leased approximately 6.8 million square feet at average in-place net rents of $38.39 per square foot since year end, which was 36% higher than expiring net rents of $28.16 per square foot.
We currently have 10 million square feet of active development projects, including Manhattan West in New York, ICD Dubai as well as 100 Bishopsgate, One Bank and London Wall Place in London U.K. Office development assets are 45% pre-leased in aggregate and we estimate an additional cost of $3.0 billion to complete construction.
BPY’s core retail FFO, which is derived from its ownership interest in GGP, increased by $20 million to $128 million in the current quarter, due to positive same-store growth of 2%. GGP also generated $10 million of FFO from the aforementioned condo sales at a Hawaiian property as the business pursues complementary development at its properties as an additional source of revenue. These types of developments also provide the added benefit of increased retail traffic as population densifies around the mall. Our same-store retail portfolio occupancy rate was 95.4% as at September 30, 2017, a decrease of 10 bps from September 30, 2016, as a small number of tenant bankruptcies impacted occupancy, although much of this space has been subsequently re-leased. Lease commencements on a same-store basis resulted in an increase in in-place rents of $62.53 at September 30, 2017 compared to $63.23 at September 30, 2016. Initial and average lease spreads on signed leases which commenced since the third quarter of the prior year were 9.9% and 19.8% compared to expiring leases on a suite-to-suite basis.
BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets was $99 million in the current quarter. FFO benefited from reduced interest expense and recent acquisitions, including the acquisitions of a Korean mixed-use complex, a self-storage portfolio, a hospitality trust, a U.K. student housing portfolio and a manufactured housing portfolio in the U.S. Same-store growth remained strong as a result of improved operational performance and completion of project developments, partially offset by lower hospitality FFO due to a recent hurricane in the U.S. and Caribbean and the absence of FFO from the sale of merchant developments in the prior year quarter.

ii.	Realized Disposition Gains
Realized disposition gains of $200 million in the current quarter relate to $88 million and $31 million gains from the disposition of two office buildings in London and one in Toronto, respectively, while the remaining gains pertain to the sale of approximately 30 assets. The prior year gains of $367 million mainly related to a gain from the partial sale of a shopping mall in Las Vegas ($123 million), an office building in Sydney ($90 million), a hotel portfolio in Germany ($73 million) and the sale of a hospitality trademark ($59 million).

28 BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment
Our Real Estate segment consists largely of investments in commercial real estate businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment was $16.8 billion as of September 30, 2017 (December 31, 2016 – $16.7 billion) as the positive contributions from FFO and valuation gains of our investment properties were partially offset by distributions paid.
RENEWABLE POWER
Overview
We hold our renewable power operations primarily through a 60% economic ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $10.5 billion at September 30, 2017, based on public pricing. BEP owns one of the world’s largest publicly traded renewable power portfolios diversified across 15 power markets in North America, Colombia, Brazil and Europe.
BEP’s operations are principally organized as follows:
Hydroelectric: We own and operate 217 hydroelectric generating stations on 81 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,878 megawatts (“MW”) of installed capacity and annual long-term average generation of 20,433 gigawatt hours (“GWh”) on a proportionate basis.
Wind energy: We own and operate 37 wind facilities in North America, Europe and Brazil. Our wind energy operations have 1,484 MW of installed capacity and long-term average generation of 2,520 GWh on a proportionate basis.
Storage: We own and operate three pumped storage facilities in North America and Europe. Our storage operations have 2,688 MW of installed capacity and 842 GWh of storage on a proportionate basis.
We arrange for the sale of North American power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at predetermined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our ownership interest in BEP, the operations of BEMI and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Renewable Partners[1]	i	$615	$603	$50	$42	$3,793	$3,793
Brookfield Energy Marketing[2]	ii	(3)	24	(5)	7	1,080	1,033
		$612	$627	$45	$49	$4,873	$4,826

1.
Brookfield’s interest in BEP, consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 60% of BEP

2.	Segment revenues in BEMI represent the incremental benefit or deficit on the North American power generated by BEP that is sold through BEMI on a contracted and uncontracted basis
Renewable power revenues and FFO increased during the quarter as a result of higher hydroelectric generation in North America, and higher pricing in Brazil, partially offset by lower revenues and FFO derived from BEMI as a result of lower realized pricing in the northeastern U.S.

Q3 2017 INTERIM REPORT 29

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Segment FFO
	2017	2016	2017	2016	2017	2016
Hydroelectric	4,583	3,719	4,493	4,486	$132	$81
Wind	476	470	560	582	18	18
Storage	42	65	—	—	3	1
Corporate and other	97	141	—	—	(62)	(27)
	5,198	4,395	5,053	5,068	91	73
Non-controlling interest and other[2]					(41)	(31)
Brookfield’s interest					$50	$42

1.	Proportionate to Brookfield Renewable Partners

2.	Includes incentive distributions paid to Brookfield of $7 million (2016 – $5 million) as the general partner of BEP
BEP’s FFO increased $18 million compared to the prior year quarter primarily as a result of higher overall hydroelectric generation as well as contributions from facilities commissioned over the last twelve months.
Generation for the three months ended September 30, 2017 totaled 5,198 GWh, on a proportionate basis to BEP, above the long-term average (“LTA”) of 5,053 GWh and an increase of 18% compared to the prior year.
Hydroelectric generation was 4,583 GWh, above the long-term average of 4,493 GWh and an increase of 23% compared to the prior year. The increase is primarily attributable to higher generation in our North American operations representing an improvement on the dry conditions experienced in the same period of the prior year. This higher volume was partially offset by lower realized pricing in certain northeastern markets. In Colombia, the FFO impact from improved hydrology conditions increasing generation and supply was partially offset by a reduction in average market prices, as the market is largely driven by hydroelectric energy. In Brazil, higher market prices were partially tempered by the impact of lower generation.
Generation from the wind portfolio of 476 GWh was below the long-term average of 560 GWh but higher than prior year of 470 GWh. Overall higher generations in our Canadian and Brazilian facilities were offset by a decrease in generation in Europe as result of the disposition of wind farms in Ireland.
The corporate and other activities FFO deficit increased to $62 million this quarter (2016 – $27 million). The prior year quarter included a $20 million gain recorded on a legal settlement in 2016, which did not recur in the current quarter. In addition, FFO was impacted by higher management fees due to the increase in BEP’s capitalization. Corporate and other activities include interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

ii.	Brookfield Energy Marketing
Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BEP. We are entitled to sell the power we purchase from BEP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.
FFO from BEMI decreased by $12 million to a loss of $5 million during the quarter due to the increase in power purchased from BEP in the U.S. northeast markets, where we realized negative margins on resale, as a result of increased generation. We did, however, benefit from the increased generation on BEP’s results which mitigates this loss on a total segment basis. In the current quarter, generation from New York facilities increased by 377 GWh from the prior year quarter further reducing FFO, as margins were unfavorable in this market relative to other North American markets. In addition, short-term financial contracts in the current year were secured in 2015, when prices were lower, relative to the contracts applicable in the prior year quarter that were secured in 2014, when prices were higher, resulting in lower average realized pricing in the current period.
BEMI purchased approximately 2,051 GWh (2016 – 1,412 GWh) of electricity from BEP during the third quarter of 2017 at an average price of $69 per megawatt hour (“MWh”) (2016 – $64 per MWh), and sold this power at an average price, including ancillary revenues, of $66 per MWh (2016 – $69 per MWh).
Approximately 786 GWh of power sales were pursuant to long-term contracts at an average price of $84 per MWh (2016 – 536 GWh and $80 per MWh). The balance of approximately 1,265 GWh was sold in the short-term market at an average price of $55 per MWh, including ancillary revenues (2016 – 876 GWh and $62 per MWh). Ancillary revenues, which include capacity payments, green credits

30 BROOKFIELD ASSET MANAGEMENT

and revenues generated for the peaking ability of our plants, totaled $41 million (2016 – $21 million), adding $20 per MWh (2016 – $15 per MWh) to average realized prices on short-term power sales in the current quarter.
Common Equity by Segment
Segment equity was $4.9 billion at September 30, 2017, a slight increase from December 31, 2016 due to the impact of comprehensive income earned and the equity issuance in the current quarter, partly offset by distributions. Our invested capital is represented primarily by the property, plant and equipment (“PP&E”) deployed in our generation facilities. We record renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters.
INFRASTRUCTURE
Overview
Our infrastructure operations are held primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $17 billion at September 30, 2017, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.
BIP’s operations are organized as follows:
Utilities: consists of regulated transmission, regulated distribution and regulated terminal operations. These businesses typically earn a predetermined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.
Transport: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Certain of these operations, such as our toll roads, are awarded by governments in the form of concessions. Approximately 85% of our transport operations are supported by long-term contracts or regulation.
Energy: consists of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.
Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid fees. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Infrastructure Partners[1]	i	$968	$538	$81	$63	$2,080	$1,934
Sustainable resources		48	55	6	6	794	763
Realized disposition gains		—	—	—	20	—	—
		$1,016	$593	$87	$89	$2,874	$2,697

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units; together representing an economic interest of 30% of BIP

Revenue and FFO in our infrastructure segment increased primarily due to acquisitions completed within BIP during the past twelve months in Brazil and Australia. In addition, organic constant-currency growth of 10% due to increased tariffs and higher volumes across the operations were partially offset by the impact of foreign exchange, higher corporate borrowing costs and higher management fees.

Q3 2017 INTERIM REPORT 31

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Utilities	$170	$102
Transport	136	112
Energy	48	40
Communications infrastructure	19	19
Corporate and other	(72)	(38)
Attributable to unitholders	301	235
Non-controlling interests and other[1]	(220)	(172)
Brookfield’s interest	$81	$63

1.	Includes incentive distributions paid to Brookfield of $28 million (2016 – $21 million) as the general partner of BIP
BIP recorded $301 million of FFO in the third quarter of 2017, a $66 million increase from the prior year, benefiting from the contribution from our recently acquired Brazilian regulated gas transmission business and continued organic growth in our base business. These increases were partially offset by the impact of foreign exchange, higher management fees and increased corporate borrowing costs due to higher corporate borrowings used to fund new investments.
FFO from our utilities operations increased by $68 million to $170 million primarily from our recently acquired Brazilian regulated gas transmission business. Additionally, FFO benefited from connections activity in our U.K. regulated distribution business, as well as inflation indexation and capital commissioned into rate base across the operations. Partially offsetting these increases is the absence of FFO from the sale of an electricity transmission business during the fourth quarter of 2016.
Transport FFO increased by $24 million to $136 million primarily driven by a number of positive outcomes at our Brazilian toll road business that included an increase in traffic flows, lower interest expense and the contribution from the increase in ownership. Additionally, FFO increased due to inflationary tariff increases across our businesses and a full quarter contribution from our Australian ports business. These increases were partially offset by the impact of foreign exchange.
FFO from our energy operations improved by $8 million primarily due to strong transportation volumes and interest savings from deleveraging activities at our North American gas transmission business, partially offset by lower margins earned at our gas storage businesses.
Our communications infrastructure FFO remained constant over the prior year at $19 million as the benefits of growth capital projects were offset by movements in foreign exchange.
Corporate and other FFO was a deficit of $72 million compared to a deficit of $38 million in the prior year due to absence of realized disposition gains on financial assets that were recorded in the prior year quarter, higher base management fees due to higher market capitalization and interest expense from higher debt balances utilized to fund acquisitions and organic growth initiatives.
Common Equity by Segment
Segment equity was $2.9 billion at September 30, 2017 (December 31, 2016 – $2.7 billion) as the equity issuance in the current quarter, the contributions from earnings and positive currency revaluation were offset by distributions paid. Segment equity primarily represents our net investment in infrastructure PP&E, as well as certain concessions. Infrastructure PP&E is recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation than in our Real Estate and Renewable Power segments and revaluation items are typically only recorded at year end.
PRIVATE EQUITY
Our private equity operations are held primarily through our 69% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $3.8 billion at September 30, 2017. We also own certain businesses directly, including our interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board (“OSB”).
BBU’s operations are principally organized as follows:
Construction services: We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction at a defined price.

32 BROOKFIELD ASSET MANAGEMENT

Business services: Our business services operations consist primarily of road fuel distribution and marketing, commercial and residential real estate services and facilities management for corporate and government clients. These services are typically provided under medium to long-term contracts. Services activity is affected by the general level of economic activity and related volume of services purchased by our clients.
Energy: Our energy operations are primarily comprised of oil and gas exploration and production, principally through an offshore oil and gas business in Western Australia and coal-bed methane operations in central Alberta, Canada. Our energy business also includes a marine energy services business which operates in Northern Europe, Brazil and Canada and a contract drilling and well servicing business which operates in western Canada.
Industrial operations: Our industrial operations consist primarily of water treatment, manufacturing and mining activities, which are comprised of capital intensive businesses with significant barriers to entry and require technical expertise to build and operate profitably. Our water distribution activities include a leading Brazilian water and sewage treatment business. Our manufacturing activities include a leading manufacturer of graphite electrodes and a comprehensive range of infrastructure products and engineered construction solutions. Our mining activities include interests in specialty metal and aggregated mining operations in Canada.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the capital we have invested in BBU, Norbord and other investments as well as disposition gains, if any. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)		Segment Revenues		Segment FFO		Common Equity by Segment
	Ref.	2017	2016	2017	2016	2017	2016
Brookfield Business Partners[1]	i	$7,650	$2,070	$46	$40	$2,189	$1,865
Norbord	ii	579	453	62	40	359	276
Other investments		13	70	9	17	737	721
Realized disposition gains	iii	—	—	20	—	—	—
		$8,242	$2,593	$137	$97	$3,285	$2,862

1.
Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation. Brookfield’s interest in BBU consist of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units; together representing an economic interest of 69% of BBU

Revenues generated from our private equity operations increased by $5.6 billion primarily as a result of our acquisition of a U.K. road fuel distribution business in the previous quarter, which disproportionately increased revenues by $5.0 billion. Excluding the impact of this business, revenues and FFO increased due to the acquisition of a leading Brazilian water treatment business and improved prices and volumes from our palladium mining operation at BBU, as well as higher OSB pricing and volume at Norbord. These increases were partially offset by the absence of FFO from the sale of our bath and shower products manufacturing business in the first quarter of 2017, lower ownership of BBU and absence of interest income on debt securities that were converted into equity in the fourth quarter of 2016.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in segment FFO:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Construction services	$17	$16
Business services	23	18
Energy	(5)	12
Industrial operations	22	11
Corporate and other	(11)	(7)
Brookfield Business Partners	46	50
Non-controlling interests	(12)	(10)
Segment reallocation and other[1]	12	—
Brookfield’s interest	$46	$40

1. Segment reallocation of $12 million relates to the disposition loss (net of NCI) related to the sale of an oil and gas producer.
BBU generated $46 million of FFO, representing a $4 million decrease from the prior period. Higher contributions from acquisitions completed in the current and prior quarter in our business services and industrial operations, as well as improved pricing and volumes in our industrial operations, were more than offset by lower ownership of BBU compared to the prior year quarter, higher corporate costs due to management fees and the disposition loss on an asset sale during the quarter.

Q3 2017 INTERIM REPORT 33

Construction services FFO increased by $1 million largely due to lower tax expenses that were offset by an increase in operating costs. Our portfolio of 102 projects continues to positively contribute to FFO, benefiting from both regional and product diversity. During the quarter, we have secured approximately $1.7 billion of new projects, including buildings in Australia and the U.K. Our backlog stands at $8.0 billion, representing nearly two years of activity on a weighted average basis.
Business services FFO increased by $5 million due to positive contributions from our U.K. road fuel distribution business and a realized gain on sale of an investment security during the quarter, partially offset by lower levels of activity in our financial advisory services business.
Our energy operations FFO decreased by $17 million as favorable higher realized prices at our western Canada natural gas operations were more than offset by the sale of an oil and gas producer in western Canada, as well as a lower contribution from our equity accounted Western Australian operation due to a lower ownership resulting from a reorganization and higher production costs from lower tax credits.
FFO within our industrial operations increased by $11 million as the current quarter included contributions from our Brazilian water treatment business acquired in the second quarter of 2017, and also benefited from higher volumes and pricing in our graphite electrode manufacturing business and our palladium mining operations.
Corporate FFO deficit increased by $4 million due to increased management fees from higher market capitalization and corporate expenses.

ii.	Norbord
On August 9, 2017, Norbord completed a bought deal offering, which reduced the company's total ownership from 53% to 49%. The company has concluded that it continued to control Norbord and accordingly, consolidated Norbord as of September 30, 2017.
Our share of Norbord’s FFO increased by $22 million to $62 million due to increases in North American benchmark OSB prices. The increased demand is caused by the ongoing housing recovery in the U.S. as the product is a key input used in the residential construction industry. Average North American OSB prices increased by 41% to $306 per thousand square feet (“Msf”) compared to $217 per Msf in the third quarter of 2016. North American volumes were 1.5 million square feet, up 5% from the prior year quarter. The increase from higher OSB pricing was partially offset by the lowered ownership during the quarter.

iii.	Realized Disposition Gain
Realized disposition gains of $20 million in the quarter relate to the gain on disposition of Norbord shares as part of a secondary bought deal offering made during the quarter. This gain was partially offset by a loss on disposition of an oil and gas producer in western Canada.
Common Equity by Segment
Segment equity increased to $3.3 billion compared to $2.9 billion December 31, 2016 as the equity issuance in the current quarter and investment contributions from earnings were slightly offset by depreciation and distributions paid. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

34 BROOKFIELD ASSET MANAGEMENT

RESIDENTIAL DEVELOPMENT
Our residential development businesses operate primarily in North America and Brazil.
Our North American business is conducted through Brookfield Residential Properties Inc., which is active in 12 principal markets in Canada and the U.S. and controls approximately 93,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.
Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential units, with a primary focus on middle income residential units in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to our two principal operating regions:

AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	Segment Revenues		Segment FFO		Common Equity by Segment
	2017	2016	2017	2016	2017	2016
North America	$455	$422	$33	$25	$1,606	$1,441
Brazil and other	243	410	(57)	(15)	1,279	1,238
	$698	$832	$(24)	$10	$2,885	$2,679
Revenues from our residential operations decreased by $134 million as increased housing prices and land sales across the majority of our North American operations were more than offset by lower contributions from our Brazilian operations, which had lower deliveries and a lower margin compared to the prior year quarter.
Revenues and FFO from our North American operations increased by $33 million and $8 million, respectively. The increase in revenue was driven by a 14% increase in the average home selling price, particularly in our operations in California. This was partially offset by 96 fewer home closings compared to the prior year quarter. The increase in revenues and volumes resulted in higher FFO, reflected in 113 and 29 additional single-family lot closings in our U.S. and Canada operations, respectively, during the quarter. As at September 30, 2017, we had 27 (2016 – 27) active land communities and 80 (2016 – 80) active housing communities.
Our Brazilian operation’s FFO decreased by $42 million from a loss of $15 million in the prior year quarter to a loss of $57 million in the current quarter. We delivered four projects in the quarter whereas there were ten projects delivered in the prior year quarter. We continue to sell down our remaining inventory of units associated with projects completed in prior periods. However, the contributions from these sales in the current quarter were below the level required to cover fixed costs, which included marketing expenses in respect of new development projects. Our focus over the past two years has been on delivering these legacy projects and reducing unsold inventory. At the beginning of 2015, we had 140 projects under development. During 2015 and 2016, 113 projects were completed and delivered, and we began 2017 with 27 project phases under construction. As of September 30, 2017, we have 22 projects under development, of which 11 relate to new projects launched in late 2016 and in the first quarter of 2017.
Common Equity by Segment
Segment equity was $2.9 billion at September 30, 2017 (December 31, 2016 – $2.7 billion) and consists largely of residential development inventory. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

Q3 2017 INTERIM REPORT 35

CORPORATE ACTIVITIES
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and through directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold financial assets as part of our liquidity management activities and enter into financial contracts to manage our foreign currency and interest rate risks as well as lower our cost of capital.
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Segment Revenues		Segment FFO		Common Equity by Segment
AS AT SEP. 30, 2017 AND DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016	2017	2016
Cash and financial assets, net	$76	$32	$54	$5	$1,938	$1,143
Corporate borrowings	—	—	(66)	(64)	(5,705)	(4,500)
Preferred equity[1]	—	—	—	—	(4,196)	(3,954)
Other corporate investments	27	1	—	3	41	42
Corporate costs and taxes/net working capital	—	—	(17)	(29)	(97)	(351)
	$103	$33	$(29)	$(85)	$(8,019)	$(7,620)

1. FFO excludes preferred share distributions of $35 million (2016 – $33 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income. In some cases, the underlying financial investments are classified as available-for-sale securities, in which case they are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $2.1 billion of cash, securities and other financial assets (December 31, 2016 – $1.4 billion), which are partially offset by $204 million (December 31, 2016 – $190 million) of deposits and other liabilities.
FFO from these activities includes dividends and interest from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO from our cash and financial asset portfolio was $54 million, which reflected a higher level of investment gains in the current quarter as compared to the prior year quarter.
Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS. The FFO deficit from our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of corporate debt issuances during the year.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and liabilities and was $97 million at September 30, 2017. Included within this balance are net deferred income tax assets of $741 million (December 31, 2016 – $648 million). FFO includes corporate costs and cash taxes, which were lower in the current quarter as we had current tax recoveries whereas the prior year had current tax expenses.
Common equity in our Corporate segment decreased to a deficit of $8.0 billion at September 30, 2017. The issuance of $1.3 billion of corporate notes and C$300 million preferred shares during the year, as well as the strengthening of the Canadian dollar were partially offset by higher levels of cash and financial assets, the repayment of $250 million and C$250 million of corporate notes and a lower net working capital liability.

36 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
Overview
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis. The following table presents our capitalization on a consolidated, corporate and proportionate basis:

	Consolidated[1]		Corporate		Proportionate[1]
(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Corporate borrowings	$5,705	$4,500	$5,705	$4,500	$5,705	$4,500
Non-recourse borrowings
Property-specific mortgages	58,930	52,502	—	—	28,942	26,421
Subsidiary borrowings	9,487	7,949	—	—	6,197	5,231
	74,122	64,951	5,705	4,500	40,844	36,152
Accounts payable and other	17,111	11,982	2,593	1,901	9,001	7,726
Deferred tax liabilities	12,336	9,640	135	246	6,009	4,572
Subsidiary equity obligations	3,677	3,565	—	—	1,643	1,828
Equity
Non-controlling interests	50,171	43,235	—	—	—	—
Preferred equity	4,196	3,954	4,196	3,954	4,196	3,954
Common equity	22,964	22,499	22,964	22,499	22,964	22,499
	77,331	69,688	27,160	26,453	27,160	26,453
Total capitalization	$184,577	$159,826	$35,593	$33,100	$84,657	$76,731

1. Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance
Consolidated Capitalization
Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities. We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in GGP and Canary Wharf Group plc and several of our infrastructure businesses.
Total consolidated capitalization increased largely due to acquisitions, which resulted in the assumption of associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization
Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Common and preferred equity totaled $27.2 billion (December 31, 2016 – $26.5 billion) and represents approximately 76% of our corporate capitalization.
Proportionate Capitalization
Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.
Proportionate capitalization is a non-IFRS measure. It is used by management to monitor credit risk and optimize capital structure. Additionally, it is presented to the risk committee of the Board. We present a reconciliation of proportionate capitalization to consolidated capitalization in Part 5 – Additional Information.

Q3 2017 INTERIM REPORT 37

Corporate Borrowings

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Term debt	4.6%	4.8%	10	8	$5,620	$4,529
Revolving facilities	1.6%	—	4	4	124	—
Deferred financing costs	n/a	n/a	n/a	n/a	(39)	(29)
Total					$5,705	$4,500
Corporate borrowings at September 30, 2017 included term debt of $5.6 billion (December 31, 2016 – $4.5 billion). The increase in the balance is primarily the result of the issuance of $750 million and $550 million notes and $222 million of foreign currency appreciation, partially offset by the repayment of $250 million and C$250 million of term debt. We also had $124 million commercial paper and bank borrowings outstanding at September 30, 2017 (December 31, 2016 – $nil). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. We typically renew and extend the terms annually. As at September 30, 2017, $84 million of the facilities were utilized for letters of credit primarily relating to our insurance businesses (December 31, 2016 – $61 million).
Our corporate term debt has an average term of ten years (December 31, 2016 – eight years). The average interest rate on our corporate borrowings was 4.6% at September 30, 2017 (December 31, 2016 – 4.8%).
Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Real estate	4.4%	4.5%	5	4	$36,981	$34,322
Renewable power	6.1%	6.6%	9	8	8,270	7,963
Infrastructure	4.6%	4.9%	7	9	8,677	7,901
Private equity and other	6.9%	4.4%	5	3	3,787	1,836
Residential development	6.2%	8.6%	2	1	380	420
Total	4.8%	4.9%	6	5	$58,095	$52,442
Property-specific borrowings increased by $5.7 billion during the first nine months of 2017 due to $3.2 billion of borrowings assumed on or issued in conjunction with acquisitions as well as drawings on subscription facilities in respect of recent acquisitions that are repaid in the normal course by calling fund equity commitments. The increase in borrowings and average rate of borrowings was the result of acquisitions across our operations, including acquisitions in the opportunistic funds in the real estate business, the Brazilian regulated gas transmission business in the infrastructure business and the Brazilian water treatment business in our private equity business. These increases were partially offset by repayment of amounts previously drawn on revolving or term bank facilities.
For property-specific borrowings, we generally match the term of the debt to the term of the leases or contracts, as applicable, in the associated investments, however this is often offset by development projects, planned asset dispositions, and markets with shorter debt terms, such as Australia.

38 BROOKFIELD ASSET MANAGEMENT

Subsidiary Borrowings
We endeavor to capitalize our principal subsidiary entities, usually on an investment-grade basis, to enable continuous access to the debt capital markets, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Rate		Average Term		Consolidated
($ MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Real estate	3.1%	2.9%	2	2	$3,431	$2,765
Renewable power	4.3%	3.9%	6	6	1,937	2,029
Infrastructure	3.4%	3.4%	4	3	1,716	1,002
Private equity and other	5.5%	4.6%	2	2	618	538
Residential development	6.1%	6.4%	5	6	1,785	1,615
Total	4.1%	4.1%	4	4	$9,487	$7,949
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings increased by $1.5 billion since year end due to BIP completing a C$700 million note issuance as well as utilizing its credit facilities for acquisition of its Brazilian regulated gas transmission business; borrowings in the real estate operations increased to fund acquisitions during the period.
Fixed and Floating Interest Rate Exposure
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

	Fixed Rate				Floating Rate
	Sep. 30, 2017		Dec. 31, 2016		Sep. 30, 2017		Dec. 31, 2016
($ MILLIONS)	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.6%	$5,705	4.8%	$4,500	—%	$—	—%	$—
Property-specific borrowings	4.8%	30,680	5.2%	28,531	4.8%	26,415	4.6%	23,911
Subsidiary borrowings	4.8%	5,561	5.1%	4,570	3.2%	3,926	2.7%	3,379
Total	4.8%	$41,946	5.1%	$37,601	4.5%	$30,341	4.4%	$27,290
Our average floating interest rate associated with property-specific debt increased in the current quarter primarily due to additional drawings on lower cost floating rate subscription facilities used to fund acquisitions.
From time to time, the businesses enter into interest rate contracts to swap their floating debt to fixed. As at September 30, 2017, our proportionate debt outstanding net of swaps is approximately 75% fixed.
Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
($ MILLIONS)		Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Fixed rate-reset	Perpetual	4.2%	4.4%	$2,915	$2,669
Fixed rate	Perpetual	4.8%	4.8%	749	753
Floating rate	Perpetual	2.8%	2.0%	532	532
Total		4.1%	4.2%	$4,196	$3,954
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2017 was 284 basis points.

Q3 2017 INTERIM REPORT 39

Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the periods are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Outstanding at beginning of period	958.7	959.0	958.2	961.3
Issued (repurchased)
Repurchases	—	(0.1)	(2.1)	(3.3)
Long-term share ownership plans[1]	0.5	0.3	3.0	1.1
Dividend reinvestment plan and others	0.1	0.1	0.2	0.2
Outstanding at end of period	959.3	959.3	959.3	959.3
Unexercised options and other share-based plans[1]	48.1	45.3	48.1	45.3
Total diluted shares at end of period	1,007.4	1,004.6	1,007.4	1,004.6

1. Includes management share option plan and restricted stock plan
The company holds 29.2 million Class A shares (December 31, 2016 – 27.8 million) purchased by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 8.2 million (December 31, 2016 – 4.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2017 and December 31, 2016, resulting in a net reduction of 21.0 million (December 31, 2016 – 23.6 million) diluted shares outstanding.
During the third quarter of 2017, 1,053,203 options were exercised on a net-settled basis, resulting in the issuance of 355,395 Class A shares and the cancellation of 697,808 vested options. The value of unexercised options is $1.0 billion (December 31, 2016 – $0.9 billion) based on proceeds receivable on exercise of the options.
As of November 13, 2017, the Corporation had outstanding 959,291,897 Class A shares and 85,120 Class B shares. Refer to Note 11 of the interim consolidated financial statements for additional information on common equity.
LIQUIDITY
Overview
As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavor to structure our listed partnerships so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded by the associated listed partnership, based on the investment strategy of each fund. From time to time, we will invest additional capital in our listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.
Core Liquidity
Our principal sources of short-term liquidity are cash and financial assets together with undrawn committed credit facilities at the corporate and listed partnership level, which we refer to collectively as core liquidity. We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. Our credit facilities are with a diversified range of major banking institutions, typically have five-year terms and we endeavor to renew and extend the terms annually.
Corporate level liquidity is readily available for use without any material tax consequences. We also have the ability to raise additional liquidity through the issuance of debt or equity securities and sale of holdings of listed investments in our principal subsidiary and other holdings including those listed in the table as shown below. However, this is not considered a core source of liquidity at the corporate level as we are generally able to finance our operations and capital requirements through other means, primarily from ongoing operations as discussed below.
Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP and BBU, and was $8.8 billion at the end of the period. The majority of the underlying assets and operating businesses are funded by our principal subsidiaries. They are expected to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. The core liquidity of our listed partnerships, including proceeds from asset dispositions, private fund distributions and financings, is typically retained by each listed partnership and is not distributed to the Corporation or other unitholders. Should we, through our controlling interest, choose to repatriate this liquidity, the Corporation would receive its proportionate share as a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the Corporation.

40 BROOKFIELD ASSET MANAGEMENT

The following table presents core liquidity, which includes net cash and financial assets, as well as undrawn committed credit facilities on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Cash and financial assets, net	$1,938	$1,207	$1,129	$1,385	$3,067	$2,592
Undrawn committed credit facilities	1,722	1,869	4,043	4,506	5,765	6,375
	$3,660	$3,076	$5,172	$5,891	$8,832	$8,967
We continue to maintain elevated liquidity levels along with client commitments in our private funds, which totaled $17.3 billion at the end of the period, because we continue to pursue a number of attractive investment opportunities.
As at September 30, 2017, core liquidity at the corporate level was $3.7 billion, consisting of $1.9 billion in cash and financial assets, net of deposits and other liabilities, and $1.7 billion in undrawn credit facilities. The decrease in undrawn credit facilities is due to drawings on our listed issuer credit facilities in respect of acquisitions in our infrastructure and private equity businesses that are repaid in the normal course. We expect to fund corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities as well as cash generated on an ongoing basis.
Corporate Liquidity
Our primary sources of recurring cash flows at the corporate level are fee related earnings from our asset management activities and distributions from invested capital, in particular our listed partnerships. We also receive capital distributions from time to time from the sale of directly held assets and in the form of realized carried interests from asset sales within private funds.
During the quarter, we have earned $186 million of fee related earnings. We received $304 million in distributions from our listed subsidiaries in the quarter and have the ability to distribute surplus cash flow of controlled, privately held investments. In addition, income generated by our financial asset portfolio was $54 million. Interest expense and preferred share distributions totaled $66 million and $35 million, respectively, while corporate operating expenses and cash taxes were a net recovery of $17 million. We paid $135 million in dividends on our common equity for the three months ended September 30, 2017.
The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity, excluding our cash and financial asset portfolio:

AS AT SEP. 30, 2017 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)[3]
Brookfield Property Partners[4]	69.4%	488.0	$1.18	$12,659	$652
Brookfield Renewable Partners	60.3%	188.4	1.87	6,314	352
Brookfield Infrastructure Partners	29.9%	117.7	1.74	5,077	205
Brookfield Business Partners	68.5%	87.9	0.25	2,606	22
Norbord[5]	38.8%	33.5	1.92	1,277	64
Acadian Timber Corp.	44.9%	7.5	0.88	117	7
				$28,050	$1,302

1.
Based on current distribution policies
2.
Quoted value using September 30, 2017 public pricing
3.
Based on current quarterly distribution policies for each issuer and current Brookfield ownership percentage; annualized by multiplying the quarterly amount by four
4.
Quoted value includes $1.3 million of preferred shares and distributions includes $76 million of preferred distributions. Fully diluted ownership is 63.8% assuming conversion of convertible preferred shares held by a third party
5.
Subsequent to quarter end, the company received 1.3 million Norbord common shares as a payment in-kind for carried interest earned

Q3 2017 INTERIM REPORT 41

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016
Operating activities	$1,176	$635	$2,874	$1,719
Financing activities	1,360	(119)	7,974	5,856
Investing activities	(2,391)	(182)	(10,610)	(6,060)
Change in cash and cash equivalents	$145	$334	$238	$1,515
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totaled $1.2 billion in the third quarter of 2017, compared to $635 million in the 2016 quarter. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented a net outlay of $78 million in the third quarter of 2017 (2016 – $342 million). Operating cash flow prior to non-cash working capital and residential inventory was $1.3 billion during the third quarter of 2017, which was $354 million higher than 2016 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
The company generated $1.4 billion of cash flows from financing activities during the three months ended September 30, 2017, as compared to an outlay of $0.1 billion in 2016. Our subsidiaries issued $4.2 billion (2016 – $4.3 billion) and repaid $4.1 billion (2016 – $4.5 billion) of property-specific and subsidiary borrowings, for a net issuance of $31 million (2016 – net repayment of $149 million) during the quarter. We raised $2.3 billion of capital from our institutional private fund partners and other investors, repaid $0.2 billion of short-term borrowings backed by private fund commitments, and returned $1.6 billion to our clients in the form of either distributions or return of capital. Most of the activity related to the acquisitions was within our real estate and infrastructure funds. The corporation issued $550 million of notes, as well as the issuance of C$300 million preferred shares during the current quarter.
Investing Activities
During the third quarter of 2017, we invested $4.6 billion and generated proceeds of $2.1 billion from dispositions for net cash deployed in investing activities of $2.4 billion. This compares to net cash investments of $0.2 billion in the third quarter of 2016. We acquired $0.9 billion of consolidated subsidiaries within our real estate and private equity operations, as well as $1.1 billion of equity accounted investments during this quarter. We continued to acquire financial assets, which represent a net outflow of $826 million, relating to investments in debt and equity securities. Disposition proceeds included $1.2 billion from our real estate operations. Investing activities in the prior year period totaled to $1.2 billion relating to the acquisitions of consolidated subsidiaries which includes a North American gas storage business and a U.S. regional retail mall business.

42 BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2017 and the same period in 2016 and 2015 are summarized in the following table.

	Distribution per Security
	2017		2016		2015[1]
Class A and B2 Shares	$0.42		$0.39		$0.35
Special distribution to Class A and B2 shares	0.11	[3]	0.45	[4]	—
Class A Preferred Shares[5]
Series 2	0.28		0.27		0.33
Series 4 + Series 7	0.28		0.27		0.33
Series 8	0.40		0.38		0.47
Series 9	0.39		0.54		0.62
Series 13	0.28		0.27		0.33
Series 14[6]	—		0.11		1.18
Series 15	0.19		0.18		0.23
Series 17	0.68		0.68		0.78
Series 18	0.68		0.68		0.78
Series 24[7]	0.43		0.65		0.88
Series 25[7]	0.41		0.14		—
Series 26	0.55		0.64		0.74
Series 28	0.57		0.65		0.75
Series 30	0.69		0.68		0.79
Series 32	0.65		0.64		0.74
Series 34	0.60		0.60		0.69
Series 36	0.70		0.69		0.79
Series 37	0.70		0.69		0.80
Series 38	0.63		0.62		0.72
Series 40	0.65		0.64		0.74
Series 42	0.65		0.64		0.74
Series 44[8]	0.72		0.71		—
Series 46[9]	0.79		—		—

1.
2015 dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Class B Limited Voting Shares (“Class B Shares”)
3.
Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017
4.
Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
5.
Initial dividend of C$0.35 per share for Series 48 issued on September 13, 2017 will be declared and paid in the following quarter
6.
Redeemed on March 1, 2016
7.
1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016
8.
Issued on October 2, 2015
9.
Issued on November 18, 2016

Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

Q3 2017 INTERIM REPORT 43

PART 5 – ADDITIONAL INFORMATION
ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES
Accounting Policies
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 to this interim report and the December 31, 2016 consolidated financial statements.
Accounting Judgments and Estimates

i.	Investment Properties
Each quarter we update the fair values of our investment property portfolios, with gains or losses reflected in net income. The key valuation metrics of our investment properties are presented in the following table on a weighted-average basis, disaggregated into the principal operations of our Real Estate segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. The following table presents the major contributors to the period-over-period variances for our investment properties:

	Core Office		Opportunistic and Other		Weighted Average
AS AT SEP. 30, 2017 AND DEC. 31, 2016	2017	2016	2017	2016	2017	2016
Discount rate	6.8%	6.7%	7.2%	7.6%	7.0%	7.1%
Terminal capitalization rate	5.7%	5.6%	7.0%	7.6%	6.1%	6.2%
Investment horizon (years)	10	12	9	10	10	11
In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis, as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

44 BROOKFIELD ASSET MANAGEMENT

The following table presents the impact on the fair value of our investment properties as at September 30, 2017 from a 25 basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT (MILLIONS)	Sep. 30, 2017
Core office
United States	$752
Canada	223
Australia	138
Brazil	36
Opportunistic and other
Opportunistic Office	273
Opportunistic Retail	119
Industrial	72
Multifamily	194
Triple Net Lease	172
Self-storage	68
Student Housing	53
Manufactured Housing	89
Total	$2,189

ii.	Income Taxes
The following table sets out the reconciliation of our effective tax rate:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2017	2016	Change	2017	2016	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(1)	(3)	2	1	(2)	3
Change in tax rates and new legislation	—	(98)	98	—	(38)	38
International operations subject to different tax rates	4	(10)	14	1	(7)	8
Taxable income attribute to non-controlling interests	(6)	(5)	(1)	(9)	(3)	(6)
Recognition of previously unrecorded deferred tax assets	(3)	(4)	1	(4)	(1)	(3)
Non-recognition of the benefit of current year tax losses	2	2	—	4	5	(1)
Other	(1)	(4)	3	(2)	(1)	(1)
Effective income tax rate	21%	(96)%	117%	17%	(21)%	38%
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 4% increase in our effective tax rate compared to a 10% decrease in 2016. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 6% and 5% reduction in the effective tax rate relative to the statutory tax rate in 2017 and 2016, respectively.

Q3 2017 INTERIM REPORT 45

Reconciliation of Non-IFRS Measures

i.	Net Income to FFO
The following table reconciles net income to total segment FFO:

	Total		Per Share
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$992	$2,021	$0.98	$2.03
Realized disposition gains recorded in fair value changes or prior periods	232	235	0.22	0.25
Non-controlling interest in FFO	(1,073)	(925)	(1.09)	(0.95)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	(15)	(18)	(0.02)	(0.02)
Fair value changes	(132)	59	(0.13)	0.06
Depreciation and amortization	643	541	0.66	0.55
Deferred income taxes	162	(1,030)	0.17	(1.05)
Total segment FFO	$809	$883	$0.79	$0.87

	Total		Per Share
FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2017	2016	2017	2016
Net income	$2,468	$3,241	$2.41	$3.22
Realized disposition gains recorded as fair value changes or prior periods	883	570	0.90	0.57
Non-controlling interest in FFO	(3,105)	(2,330)	(3.17)	(2.39)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	348	260	0.36	0.27
Fair value changes	(141)	(358)	(0.14)	(0.37)
Depreciation and amortization	1,755	1,538	1.79	1.58
Deferred income taxes	301	(698)	0.31	(0.71)
Total segment FFO	$2,509	$2,223	$2.46	$2.17

ii.	Unrealized Carried Interest
We do not recognize carried interest until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term. We discuss the accounting policy on carried interest in Note 2 – Significant Accounting Policies of our December 31, 2016 annual report. We do however, provide supplemental information on the estimated amount of unrealized carried interest that has accumulated based on fund performance up to the date of the financial statements further in this section. Unrealized carried interest is determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments. Unrealized carried interest is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interest in future periods and believe that it is useful to investors for the same reason.
Each period we determine the amount of unrealized carried interest earned or lost in that period. We do not recognize the unrealized portion in our financial results, as it is only included when realized under IFRS. A reconciliation of realized carried interest to unrealized carried interest is provided below.

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2017	2016
Realized carried interest, net	$25	$—
Less: realized carried interest, net	(25)	—
Unrealized carried interest generated in the period, net[1]	272	38
Add: associated costs	95	20
Unrealized carried interest generated in the period[1]	$367	$58

1. Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end

46 BROOKFIELD ASSET MANAGEMENT

iii.	Fee Related Earnings and Generated Carried Interest
In addition to FFO, we use the sum of our fee related earnings and unrealized carried interest generated in the period (net of costs predominantly associated with employee long-term incentive plans) to help assess the performance of our asset management segment. It is a non-IFRS measure that is used in the asset management industry and we believe it provides investors a meaningful data point to benchmark the performance of our asset management segment against our peers and is a useful measure to forecast asset management FFO.

FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016
Asset Management FFO	$211	$178
Less: Realized carried interest, net	(25)	—
Less: Realized disposition gains	—	(5)
Unrealized carried interest generated in the period, net[1]	272	—
Fee related earnings and generated carried interest	$458	$173

1.	Amounts dependent on future investment performance. Represents management estimate of carried interest if funds were wound up at period end

iv.	Consolidated to Proportionate Capitalization Reconciliation
Proportionate capitalization is a non-IFRS measure that presents our share of debt and other obligations based on our ownership of the related investments. We use this measure to enable analysis of our leverage levels relative to our common equity. This may differ from our consolidated leverage because of the varying ownership that we have in our consolidated and equity accounted investments.
A reconciliation of consolidated capitalization to proportionate capitalization is provided below:

(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016
Total consolidated capitalization	$184,577	$159,826
Add: proportionate share of debt of investments in associates	9,455	8,396
Less: liabilities attributable to non-controlling interests
Non-recourse borrowings	(42,132)	(37,146)
Liabilities associated with assets held for sale	(601)	(49)
Accounts payable and other	(8,110)	(4,256)
Deferred tax liabilities	(6,327)	(5,068)
Subsidiary equity obligations	(2,034)	(1,737)
Non-controlling interests	(50,171)	(43,235)
Total proportionate capitalization	$84,657	$76,731

Q3 2017 INTERIM REPORT 47

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•
The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

48 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Sep. 30, 2017	Dec. 31, 2016
Assets
Cash and cash equivalents		$4,538	$4,299
Other financial assets	5, 6	5,860	4,700
Accounts receivable and other	6	11,300	9,133
Inventory	6	6,648	5,349
Assets classified as held for sale	7	2,304	432
Equity accounted investments		28,155	24,977
Investment properties	8	56,923	54,172
Property, plant and equipment	9	47,130	45,346
Intangible assets	4	14,628	6,073
Goodwill		5,310	3,783
Deferred income tax assets		1,781	1,562
Total Assets		$184,577	$159,826

Liabilities and Equity
Accounts payable and other	6	$17,045	$11,915
Liabilities associated with assets classified as held for sale	7	1,004	127
Corporate borrowings		5,705	4,500
Non-recourse borrowings
Property-specific mortgages	6	58,095	52,442
Subsidiary borrowings	6	9,487	7,949
Deferred income tax liabilities		12,233	9,640
Subsidiary equity obligations		3,677	3,565
Equity
Preferred equity		4,196	3,954
Non-controlling interests		50,171	43,235
Common equity	11	22,964	22,499
Total equity		77,331	69,688
Total Liabilities and Equity		$184,577	$159,826

Q3 2017 INTERIM REPORT 49

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Nine Months Ended
	Note	2017	2016	2017	2016
Revenues		$12,276	$6,285	$27,721	$17,476
Direct costs		(10,034)	(4,590)	(21,753)	(12,568)
Other income and gains (losses)		(29)	325	236	391
Equity accounted income		505	454	1,090	1,041
Expenses
Interest		(932)	(825)	(2,640)	(2,407)
Corporate costs		(24)	(20)	(69)	(68)
Fair value changes	12	132	(59)	141	358
Depreciation and amortization		(643)	(541)	(1,755)	(1,538)
Income taxes		(259)	992	(503)	556
Net income		$992	$2,021	$2,468	$3,241
Net income attributable to:
Shareholders		$228	$1,036	$416	$1,478
Non-controlling interests		764	985	2,052	1,763
		$992	$2,021	$2,468	$3,241
Net income per share:
Diluted	11	$0.20	$1.03	$0.32	$1.41
Basic	11	0.20	1.05	0.32	1.44

50 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Three Months Ended		Nine Months Ended
	2017	2016	2017	2016
Net income	$992	$2,021	$2,468	$3,241
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	67	11	195	(253)
Available-for-sale securities	88	(136)	142	39
Equity accounted investments	5	(9)	12	(69)
Foreign currency translation	1,138	(151)	1,051	1,741
Income taxes	—	13	11	52
	1,298	(272)	1,411	1,510
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	—	37	11	59
Revaluation of pension obligations	2	(6)	(10)	(27)
Equity accounted investments	—	—	—	17
Income taxes	—	6	1	12
	2	37	2	61
Other comprehensive income (loss)	1,300	(235)	1,413	1,571
Comprehensive income	$2,292	$1,786	$3,881	$4,812
Attributable to:
Shareholders
Net income	$228	$1,036	$416	$1,478
Other comprehensive income (loss)	475	(58)	641	544
Comprehensive income	$703	$978	$1,057	$2,022

Non-controlling interests
Net income	$764	$985	$2,052	$1,763
Other comprehensive income (loss)	825	(177)	772	1,027
Comprehensive income	$1,589	$808	$2,824	$2,790

Q3 2017 INTERIM REPORT 51

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2017	$4,413	$248	$11,185	$1,137	$6,735	$(1,201)	$(188)	$22,329	$3,949	$47,767	$74,045
Changes in period
Net income	—	—	228	—	—	—	—	228	—	764	992
Other comprehensive income	—	—	—	—	—	379	96	475	—	825	1,300
Comprehensive income	—	—	228	—	—	379	96	703	—	1,589	2,292
Shareholder distributions
Common equity	—	—	(135)	—	—	—	—	(135)	—	—	(135)
Preferred equity	—	—	(35)	—	—	—	—	(35)	—	—	(35)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,186)	(1,186)
Other items
Equity issuances, net of redemptions	11	(5)	(7)	—	—	—	—	(1)	247	1,893	2,139
Share-based compensation	—	11	(7)	—	—	—	—	4	—	1	5
Ownership changes	—	—	—	164	(82)	17	—	99	—	107	206
Total change in period	11	6	44	164	(82)	396	96	635	247	2,404	3,286
Balance as at September 30, 2017	$4,424	$254	$11,229	$1,301	$6,653	$(805)	$(92)	$22,964	$4,196	$50,171	$77,331

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539
Changes in period
Net income	—	—	1,036	—	—	—	—	1,036	—	985	2,021
Other comprehensive income (loss)	—	—	—	—	13	47	(118)	(58)	—	(177)	(235)
Comprehensive income	—	—	1,036	—	13	47	(118)	978	—	808	1,786
Shareholder distributions
Common equity	—	—	(125)	—	—	—	—	(125)	—	—	(125)
Preferred equity	—	—	(33)	—	—	—	—	(33)	—	—	(33)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(609)	(609)
Other items
Equity issuances, net of redemptions	7	(3)	7	—	—	—	—	11	(2)	1,535	1,544
Share-based compensation	—	14	(1)	—	—	—	—	13	—	1	14
Ownership changes	—	—	—	(61)	(2)	12	6	(45)	—	48	3
Total change in period	7	11	884	(61)	11	59	(112)	799	(2)	1,783	2,580
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

52 BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period
Net income	—	—	416	—	—	—	—	416	—	2,052	2,468
Other comprehensive income	—	—	—	—	2	420	219	641	—	772	1,413
Comprehensive income	—	—	416	—	2	420	219	1,057	—	2,824	3,881
Shareholder distributions
Common equity	—	—	(507)	—	—	—	—	(507)	—	—	(507)
Preferred equity	—	—	(106)	—	—	—	—	(106)	—	—	(106)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,784)	(2,784)
Other items
Equity issuances, net of redemptions	34	(19)	(65)	—	—	—	—	(50)	242	6,080	6,272
Share-based compensation	—	39	(5)	—	—	—	—	34	—	3	37
Ownership changes	—	—	6	102	(99)	31	(3)	37	—	813	850
Total change in period	34	20	(261)	102	(97)	451	216	465	242	6,936	7,643
Balance as at September 30, 2017	$4,424	$254	$11,229	$1,301	$6,653	$(805)	$(92)	$22,964	$4,196	$50,171	$77,331

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in period
Net income	—	—	1,478	—	—	—	—	1,478	—	1,763	3,241
Other comprehensive income (loss)	—	—	—	—	26	657	(139)	544	—	1,027	1,571
Comprehensive income	—	—	1,478	—	26	657	(139)	2,022	—	2,790	4,812
Shareholder distributions
Common equity	—	—	(872)	—	—	54	2	(816)	—	441	(375)
Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,450)	(1,450)
Other items
Equity issuances, net of redemptions	13	(9)	(74)	—	—	—	—	(70)	(7)	5,684	5,607
Share-based compensation	—	40	(17)	—	—	—	—	23	—	6	29
Ownership changes	—	—	41	(128)	(163)	54	1	(195)	—	1,564	1,369
Total change in period	13	31	456	(128)	(137)	765	(136)	864	(7)	9,035	9,892
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q3 2017 INTERIM REPORT 53

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)		Three Months Ended		Nine Months Ended
	Note	2017	2016	2017	2016
Operating activities
Net income		$992	$2,021	$2,468	$3,241
Other income and gains		29	(325)	(236)	(391)
Share of undistributed equity accounted earnings		(392)	(318)	(654)	(677)
Fair value changes	12	(132)	59	(141)	(358)
Depreciation and amortization		643	541	1,755	1,538
Deferred income taxes		162	(1,030)	301	(698)
Investments in residential inventory		(78)	(342)	(185)	(497)
Net change in non-cash working capital balances		(48)	29	(434)	(439)
		1,176	635	2,874	1,719
Financing activities
Corporate borrowings arranged		541	377	1,284	869
Corporate borrowings repaid		—	(232)	(434)	(232)
Commercial paper and bank borrowings, net		124	103	124	(71)
Non-recourse borrowings arranged		4,168	4,333	17,921	16,225
Non-recourse borrowings repaid		(4,137)	(4,482)	(13,907)	(13,457)
Non-recourse credit facilities, net		(205)	(985)	(21)	(981)
Subsidiary equity obligations issued		154	—	403	9
Subsidiary equity obligations redeemed		(42)	(2)	(341)	(177)
Capital provided from non-controlling interests		2,288	2,400	7,897	8,250
Capital repaid to non-controlling interests		(395)	(865)	(1,817)	(2,566)
Preferred equity issuances		241	—	241	—
Preferred equity redemption		—	(1)	(4)	(6)
Common shares issued		4	2	13	12
Common shares repurchased		—	—	(65)	(94)
Distributions to non-controlling interests		(1,186)	(609)	(2,784)	(1,450)
Distributions to shareholders		(195)	(158)	(536)	(475)
		1,360	(119)	7,974	5,856
Investing activities
Acquisitions
Investment properties		(536)	(292)	(1,426)	(1,419)
Property, plant and equipment		(419)	(376)	(1,228)	(1,007)
Equity accounted investments		(1,104)	(239)	(1,816)	(1,065)
Financial assets and other		(1,615)	(419)	(3,511)	(2,796)
Acquisition of subsidiaries		(932)	(1,194)	(8,192)	(6,082)
Dispositions
Investment properties		1,191	766	1,968	2,550
Property, plant and equipment		2	21	57	33
Equity accounted investments		69	472	792	969
Financial assets and other		783	1,216	2,170	2,874
Disposition of subsidiaries		13	4	483	131
Restricted cash and deposits		157	(141)	93	(248)
		(2,391)	(182)	(10,610)	(6,060)
Cash and cash equivalents
Change in cash and cash equivalents		145	334	238	1,515
Net change in cash classified within assets held for sale		(67)	—	(67)	—
Foreign exchange revaluation		31	18	68	83
Balance, beginning of period		4,429	4,020	4,299	2,774
Balance, end of period		$4,538	$4,372	$4,538	$4,372

54 BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
2.    SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2016, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2016 included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on November 8, 2017.

b)	Adoption of Accounting Standards
i.    Income Tax
The amendments to IAS 12, Income Taxes clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The company adopted the amendments on January 1, 2017, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
ii.    Statement of Cash Flows
In January 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows (“IAS 7”), effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. Since the amendments are being issued less than one year before the effective date, the company is not required to provide comparative information when it first applies the amendments. The company has determined that there are no material impacts on its consolidated financial statements as the existing disclosures already include information required by the amendments.
c)    Future Changes in Accounting Standards
i.    Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt the standard on a fully retrospective basis or on a modified retrospective basis.

Q3 2017 INTERIM REPORT 55

To date, management has participated in strategic planning sessions with its subsidiaries and associates and has developed an adoption plan. Management has also identified major revenue streams to be assessed, and has substantially completed accumulating, identifying and inventorying detailed information on major contracts that may be impacted by the changes at the transition date. The company is currently in the process of evaluating and documenting the impact of the standard in relation to the contractual terms identified that warrant further analysis. The key areas of focus within the context of the standard are primarily in relation to the identification of performance obligation and the evaluation of the appropriate period of recognition of revenue for each of these performance obligations. Next steps involve the finalization of documented analysis, assessing any potential impact to IT systems and internal controls, and drafting pro forma disclosures that will be required upon initial adoption and thereafter. We are progressing as planned for the implementation of the standard.
Management plans to adopt the standard using the modified retrospective approach.  This method will result in a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect and whereby comparative periods will not be restated.  No material financial statement adjustments required upon adoption have been identified to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
Management continues to evaluate the overall impact of IFRS 15 on the consolidated financial statements.
ii.    Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.
The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has a global team in place to evaluate the financial statement and any corollary impact of IFRS 9 on its consolidated financial statements and business processes. To date, management has participated in a number of strategic planning and analysis sessions with its subsidiaries and associates in order to evaluate the impact of the standard primarily focusing on the appropriateness of financial asset classification and the consideration of the financial asset impairment requirements under the Standard. Changes resulting from the standard relating to hedge accounting are being evaluated centrally and it has been determined that certain hedge accounting relationships relating to aggregated foreign currency exposures will qualify for hedge accounting under the standard and, consequently, management is in the process of finalizing the hedge documentation for these relationships with the view to apply hedge accounting to these relationships prospectively commencing on January 1, 2018. Next steps involve the finalization of documented analysis, assessing any impact on internal controls, and drafting pro forma disclosures that will be required upon initial adoption of the standard and thereafter. We are progressing as planned toward the implementation of the standard.
No material adjustments required upon adoption have been identified to date, however further technical analysis and quantitative assessments are required to conclude on the overall impact.
Management continues to evaluate the overall impact of IFRS 9 on the consolidated financial statements.
iii.    Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company is in the process of determining the impact of IFRS 16 on its consolidated financial statements.
iv.    Foreign Currency Transactions and Advance Consideration
IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company has not yet determined the impact of IFRIC 22 to its consolidated financial statements.

56 BROOKFIELD ASSET MANAGEMENT

v.    Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company is currently evaluating the impact of IFRIC 23 on its consolidated financial statements.
3.    SEGMENT INFORMATION
a)    Operating Segments
FFO is a key measure of our financial performance and our segment measure of profit and loss. We use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains/losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions, as well as amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets, as well as to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in leverage or the cost of that financial leverage, as well as other costs incurred to operate our business.
We use realized disposition gains/losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS. Cash taxes are included within FFO.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive funds from operations for each operating segment and reconcile net income to total segment FFO in Note 3 (b)(v) of the consolidated financial statements. We do not use FFO as a measure of cash generated from our operations.
Effective the first quarter of 2017, we have changed the name of the Property segment to Real Estate. The presentation of financial information for financial reporting and management decision making for this segment have remained the same under the new name. No quantitative changes have been applied to the periods presented as a result of the change of name.

Q3 2017 INTERIM REPORT 57

i.	Segment Balance Sheet Information
We measure segment assets based on common equity by segment to review our deconsolidated balance sheet, which we consider to be the amount of common equity allocated to each segment. It is used as a measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

ii.	Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

b)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$41	$1,661	$612	$1,013	$8,148	$698	$103	$12,276
Inter-segment revenues	286	10	—	3	94	—	—	393	i
Segment revenues	327	1,671	612	1,016	8,242	698	103	12,669
Segment equity accounted income	—	202	6	237	36	5	4	490	ii
Interest expense	—	(498)	(160)	(118)	(75)	(19)	(66)	(936)	iii
Current income taxes	—	(6)	(15)	(18)	(56)	(9)	7	(97)	iv
Funds from operations	211	382	45	87	137	(24)	(29)	809	v
Common equity	313	16,753	4,873	2,874	3,285	2,885	(8,019)	22,964
Equity accounted investments	—	17,724	471	8,158	1,035	376	391	28,155
Additions to non-current assets[1]	—	1,209	384	214	1,058	10	286	3,161

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$36	$1,654	$627	$593	$2,510	$832	$33	$6,285
Inter-segment revenues	247	4	—	—	83	—	—	334	i
Segment revenues	283	1,658	627	593	2,593	832	33	6,619
Segment equity accounted income	—	201	4	184	39	5	3	436	ii
Interest expense	—	(440)	(162)	(102)	(37)	(20)	(64)	(825)	iii
Current income taxes	—	(10)	(7)	(9)	(8)	(9)	5	(38)	iv
Funds from operations	178	545	49	89	97	10	(85)	883	v
Common equity	328	16,727	4,826	2,697	2,862	2,679	(7,620)	22,499
Equity accounted investments	—	16,628	206	7,346	336	374	87	24,977
Additions to non-current assets[1]	—	3,238	100	2,678	66	5	10	6,097

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

58 BROOKFIELD ASSET MANAGEMENT

FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$141	$5,096	$1,909	$2,798	$15,916	$1,636	$225	$27,721
Inter-segment revenues	829	27	—	8	255	—	—	1,119	i
Segmented revenues	970	5,123	1,909	2,806	16,171	1,636	225	28,840
Segmented equity accounted income	—	663	11	651	111	(6)	8	1,438	ii
Interest expense	—	(1,420)	(482)	(334)	(165)	(61)	(191)	(2,653)	iii
Current income taxes	—	(60)	(27)	(70)	(72)	(14)	41	(202)	iv
Funds from operations	608	1,368	177	254	301	(62)	(137)	2,509	v
Additions to non-current assets[1]	—	5,918	528	7,487	4,675	51	314	18,973

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$161	$4,759	$1,898	$1,690	$7,017	$1,808	$143	$17,476
Inter-segment revenues	702	10	—	—	241	—	6	959	i
Segmented revenues	863	4,769	1,898	1,690	7,258	1,808	149	18,435
Segmented equity accounted income	—	647	8	487	135	26	(2)	1,301	ii
Interest expense	—	(1,288)	(455)	(308)	(113)	(69)	(180)	(2,413)	iii
Current income taxes	—	(20)	(23)	(22)	(23)	(15)	(39)	(142)	iv
Funds from operations	552	1,193	154	271	279	(12)	(214)	2,223	v
Additions to non-current assets[1]	—	7,670	6,766	4,723	270	68	46	19,543

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues
For the three months ended September 30, 2017, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $286 million (2016 – $247 million), revenues earned on construction projects between consolidated entities totaling $94 million (2016 – $83 million) and interest income and other revenues between consolidated entities totaling $13 million (2016 – $4 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2017, the adjustment to external revenues, when determining segment revenues, consists of management fees earned from consolidated entities totaling $829 million (2016 – $702 million), revenues earned on construction projects between consolidated entities totaling $255 million (2016 – $241 million) and interest income and other revenues between consolidated entities totaling $35 million (2016 – $16 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income
The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Equity accounted income	$505	$454	$1,090	$1,041
Fair value changes and other non-FFO items	(15)	(18)	348	260
Segment equity accounted income	$490	$436	$1,438	$1,301

iii.	Interest Expense
For the three months ended September 30, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $4 million (2016 – $nil) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2017, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $13 million (2016 – $6 million) that is eliminated on consolidation, along with the associated revenue.

Q3 2017 INTERIM REPORT 59

iv.	Current Income Taxes
Current income taxes are included in segment FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Income tax recovery (expense)	$(259)	$992	$(503)	$556
Deferred income tax recovery (expense)	162	(1,030)	301	(698)
Segment current tax expense	$(97)	$(38)	$(202)	$(142)

v.	Reconciliation of Net Income to FFO
The following table reconciles net income to total segment FFO:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Net income	$992	$2,021	$2,468	$3,241
Realized disposition gains recorded in fair value changes or prior periods	232	235	883	570
Non-controlling interest in FFO	(1,073)	(925)	(3,105)	(2,330)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	(15)	(18)	348	260
Fair value changes	(132)	59	(141)	(358)
Depreciation and amortization	643	541	1,755	1,538
Deferred income taxes	162	(1,030)	301	(698)
Total segment FFO	$809	$883	$2,509	$2,223

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes or prior periods for the three months ended September 30, 2017 were $232 million (2016 – $235 million). There were no realized disposition gains recorded directly in equity as changes in ownership.
The realized disposition gains recorded in fair value changes or prior periods for the nine months ended September 30, 2017 were $883 million (2016 – $570 million). There were no realized disposition gains recorded directly in equity as changes in ownership.

c)	Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
United States	$1,959	$2,040	$5,979	$5,710
Canada	1,741	1,152	3,989	3,222
Europe	5,498	805	9,902	2,422
Australia	1,155	995	3,173	2,801
Brazil	1,184	583	2,270	1,220
Colombia	235	243	714	710
Other	504	467	1,694	1,391
	$12,276	$6,285	$27,721	$17,476

60 BROOKFIELD ASSET MANAGEMENT

The company’s consolidated assets by location of assets are as follows:

(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016
United States	$75,181	$75,556
Canada	24,681	19,324
Europe	25,595	20,200
Australia	14,613	12,920
Brazil	24,037	12,807
Colombia	7,205	7,296
Other	13,265	11,723
	$184,577	$159,826

d)	Revenues Allocation
Total external revenues within our operating segments are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Asset management	$41	$36	$141	$161
Real estate
Core office	529	555	1,570	1,639
Opportunistic and other	1,132	1,099	3,526	3,120
Renewable power
Hydroelectric	513	518	1,617	1,583
Wind energy	86	83	267	279
Co-generation and other	13	26	25	36
Infrastructure
Utilities	525	208	1,241	625
Transport	325	212	974	531
Energy	111	102	336	283
Sustainable resources and other	52	71	247	251
Private equity
Construction services	1,143	1,037	3,123	2,886
Business services	5,832	509	9,722	1,442
Energy	66	68	199	197
Industrial operations and other	1,107	896	2,872	2,492
Residential development	698	832	1,636	1,808
Corporate activities	103	33	225	143
	$12,276	$6,285	$27,721	$17,476

Q3 2017 INTERIM REPORT 61

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2017. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis since the fair values of the acquired net assets have not been finalized yet:

(MILLIONS)	Infrastructure	Private equity	Real Estate and Others	Total
Cash and cash equivalents	$89	$325	$23	$437
Accounts receivable and other	320	2,342	100	2,762
Inventory	—	671	3	674
Equity accounted investments	—	234	—	234
Investment properties	—	—	4,028	4,028
Property, plant and equipment	103	448	37	588
Intangible assets	5,539	2,843	—	8,382
Goodwill	805	309	—	1,114
Deferred income tax assets	—	59	—	59
Total assets	6,856	7,231	4,191	18,278
Less:
Accounts payable and other	(245)	(2,021)	(98)	(2,364)
Non-recourse borrowings	(30)	(1,678)	(1,444)	(3,152)
Deferred income tax liabilities	(949)	(799)	(2)	(1,750)
Non-controlling interests[1]	(4,042)	(2,150)	(124)	(6,316)
	(5,266)	(6,648)	(1,668)	(13,582)
Net assets acquired	$1,590	$583	$2,523	$4,696
Consideration[2]	$1,590	$583	$2,366	$4,539

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Significant acquisitions completed in the nine month ended September 30, 2017 are as follows:

Infrastructure
On April 4, 2017, a subsidiary of the company acquired an effective 28% ownership interest in Nova Transportadora do Sudeste S.A., a Brazilian regulated gas transmission business. The total consideration attributable to the subsidiary was $1.6 billion, which consists of a cash consideration of $1.3 billion and deferred consideration of $262 million payable in five years from the close of the transaction. Concurrently, the subsidiary entered into a voting agreement with an affiliate of the company, providing the subsidiary the right to direct the relevant activities of the business, thereby providing the subsidiary with control, resulting in the consolidation of the business.
Upon acquisition of the business, an additional deferred tax liability of $887 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $797 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $935 million and $475 million, respectively.
Private Equity
On April 25, 2017, a subsidiary of the company acquired a 70% interest of BRK Ambiental Participações S.A., a Brazilian water treatment business, for a total consideration of $383 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $588 million and $64 million, respectively.

62 BROOKFIELD ASSET MANAGEMENT

On May 10, 2017, a subsidiary of the company acquired an 85% ownership interest of Greenergy Fuels Holdings Ltd., a U.K. road fuel distribution business with over 300 kilotonnes of biodiesel production and an extensive distribution network which delivers over 18 billion liters of road fuels annually. The acquisition was made for a total consideration of $78 million, funded by the subsidiary and its institutional partners. The acquisition resulted in $73 million of goodwill, representing the synergies we expect to receive from the integration of the operation. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $14.3 billion and $64 million, respectively.
Real Estate
On March 9, 2017, our real estate fund acquired Manufactured Housing, a portfolio of manufactured housing communities in the U.S., for a consideration of $768 million, including a $578 million cash consideration with the remainder funded through assumption of debt. The acquisition contributed to a bargain purchase gain of $107 million in fair value changes, as a result of the changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. Excluding the impact of the bargain purchase gain, total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $177 million and $34 million, respectively.
5.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the carrying values and fair values of financial instruments as at September 30, 2017 and December 31, 2016:

	Sep. 30, 2017		Dec. 31, 2016
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$4,538	$4,538	$4,299	$4,299
Other financial assets
Government bonds	27	27	54	54
Corporate bonds	436	436	355	355
Fixed income securities and other	568	568	505	505
Common shares and warrants	3,131	3,131	2,582	2,582
Loans and notes receivable	1,698	1,698	1,204	1,204
	5,860	5,860	4,700	4,700
Accounts receivable and other	8,937	8,937	6,799	6,799
	$19,335	$19,335	$15,798	$15,798
Financial liabilities
Corporate borrowings	$5,705	$6,199	$4,500	$4,771
Property-specific mortgages	58,095	59,438	52,442	53,512
Subsidiary borrowings	9,487	9,667	7,949	8,103
Accounts payable and other	17,045	17,045	11,915	11,915
Subsidiary equity obligations	3,677	3,677	3,565	3,567
	$94,009	$96,026	$80,371	$81,868

Q3 2017 INTERIM REPORT 63

Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Sep. 30, 2017			Dec. 31, 2016
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$27	$—	$11	$43	$—
Corporate bonds and debt instruments	98	329	—	175	173	7
Fixed income securities	28	213	327	36	178	291
Common shares and warrants	1,903	73	1,155	1,309	—	1,273
Loans and notes receivables	—	66	1	—	51	11
Accounts receivable and other	5	1,070	203	2	1,342	157
	$2,034	$1,778	$1,686	$1,533	$1,787	$1,739
Financial liabilities
Accounts payable and other	$148	$3,146	$150	$98	$1,859	$62
Subsidiary equity obligations	—	—	1,578	—	52	1,387
	$148	$3,146	$1,728	$98	$1,911	$1,449
During the three and nine months ended September 30, 2017 and 2016, there were no transfers between Level 1, 2 or 3.
Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations. The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2017		Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,070	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence, internal valuation models corroborated with observable market data

	(3,146)
Redeemable fund units (subsidiary equity obligations)	—		Aggregated market prices of underlying investments
Other financial assets	708		Valuation models based on observable market data

64 BROOKFIELD ASSET MANAGEMENT

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs. The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2017		Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$327		Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,155		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,578		Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	203	/	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

	(150)
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at September 30, 2017:

	Three Months Ended		Nine Months Ended
AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$1,851	$1,670	$1,739	$1,449
Fair value changes in net income	(220)	(6)	(312)	(18)
Fair value changes in other comprehensive income[1]	15	11	5	6
Additions, net of disposals	40	53	254	291
Balance at end of period	$1,686	$1,728	$1,686	$1,728

1. Includes foreign currency translation

Q3 2017 INTERIM REPORT 65

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Current portion	$3,728	$3,229	$8,148	$6,490	$3,925	$2,987
Non-current portion	2,132	1,471	3,152	2,643	2,723	2,362
	$5,860	$4,700	$11,300	$9,133	$6,648	$5,349
b)    Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016	Sep. 30, 2017	Dec. 31, 2016
Current portion	$10,899	$7,721	$5,726	$7,655	$2,230	$866
Non-current portion	6,146	4,194	52,369	44,787	7,257	7,083
	$17,045	$11,915	$58,095	$52,442	$9,487	$7,949
7.    HELD FOR SALE
The following is a summary of the assets and liabilities that were classified as held for sale as at September 30, 2017:

(MILLIONS)	Real Estate	Other	Total
Assets
Cash and cash equivalents	$66	$1	$67
Accounts receivables and other	88	11	99
Deferred income tax asset	21	—	21
Investment properties	2,076	7	2,083
Property, plant and equipment	20	6	26
Equity accounted investments	8	—	8
Assets classified as held for sale	$2,279	$25	$2,304
Liabilities
Accounts payable and other	$52	$14	$66
Property-specific mortgages	835	—	835
Deferred income tax liabilities	103	—	103
Liabilities associated with assets classified as held for sale	$990	$14	$1,004
Real Estate
As at September 30, 2017, assets held for sale included a European logistics assets company and nine other property assets, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

66 BROOKFIELD ASSET MANAGEMENT

8.    INVESTMENT PROPERTIES
Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better-use land within the company’s sustainable resource operations. The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	2017
Fair value, beginning of period	$54,172
Acquisitions and additions	4,627
Dispositions[1]	(4,254)
Fair value changes	1,102
Foreign currency translation	1,276
Total change	2,751
Fair value, end of period	$56,923

1. Includes reclassification to held for sale
Acquisitions and additions of $4.6 billion relate mainly to business combinations completed during the nine months ended September 30, 2017, including a portfolio of manufactured housing communities in the U.S., an office portfolio in the U.S., an office building in San Francisco and a student housing portfolio in the U.K. Refer to Note 4 for information on acquisitions in business combinations.
Dispositions of $4.3 billion includes the sale of two properties in London, reclassification of a European logistics assets company to held for sale, as well as the deconsolidation of a Brazil retail investment.
9.    PROPERTY, PLANT AND EQUIPMENT

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	Renewable Power	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$26,553	$9,545	$5,652	$3,596	$45,346
Acquisitions and additions	280	632	177	781	1,870
Dispositions[1]	(349)	(39)	(30)	(65)	(483)
Depreciation	(613)	(291)	(204)	(279)	(1,387)
Foreign currency translation	831	579	235	139	1,784
Total change	149	881	178	576	1,784
Balance, end of period	$26,702	$10,426	$5,830	$4,172	$47,130

1. Includes reclassification to held for sale
10.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued $500 million of 4.25% notes due in 2026 and $550 million of 4.70% notes due in 2047 on May 25, 2016 and September 14, 2017, respectively.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. BFL has no independent activities, assets or operations other than in connection with the debt securities it has issued.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the property and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at September 30, 2017, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.

Q3 2017 INTERIM REPORT 67

The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$79	$7	$14	$7	$12,237	$(68)	$12,276
Net income attributable to shareholders	228	—	(1)	(6)	226	(219)	228
Total assets	52,073	1,059	773	4,160	194,377	(67,865)	184,577
Total liabilities	25,612	1,041	774	2,324	105,829	(28,334)	107,246

AS AT DEC. 31, 2016 AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$36	$5	$—	$—	$6,265	$(21)	$6,285
Net income attributable to shareholders	1,036	—	—	19	1,073	(1,092)	1,036
Total assets	47,505	507	—	2,974	163,437	(54,597)	159,826
Total liabilities	21,052	497	—	1,411	103,411	(36,233)	90,138

FOR THE NINE MONTHS ENDED SEP. 30, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$143	$18	$30	$12	$27,632	$(114)	$27,721
Net income attributable to shareholders	416	—	(1)	9	465	(473)	416

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$209	$7	$—	$2	$17,406	$(148)	$17,476
Net income attributable to shareholders	1,478	—	—	22	1,556	(1,578)	1,478

1.
This column accounts for investments in all subsidiaries of the Corporation under the equity method
2.
This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis
3.
This column includes the necessary amounts to present the Corporation on a consolidated basis

68 BROOKFIELD ASSET MANAGEMENT

11.     COMMON EQUITY
The company’s common equity is comprised of the following:

(MILLIONS)	Sep. 30, 2017	Dec. 31, 2016
Common shares	$4,424	$4,390
Contributed surplus	254	234
Retained earnings	11,229	11,490
Ownership changes	1,301	1,199
Accumulated other comprehensive income	5,756	5,186
Common equity	$22,964	$22,499
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.
The holders of the company’s common shares received cash dividends during the third quarter of 2017 of $0.14 per share (2016 – $0.13 per share).
On June 22, 2017, the company completed the spin-off of Trisura Group Ltd. by paying a special dividend to the holders of the company’s Class A shares and Class B shares. The special dividend of $102 million recorded in equity was based on the fair value of the assets distributed.
The number of issued and outstanding common shares and unexercised options are as follows:

	Sep. 30, 2017	Dec. 31, 2016
Class A shares[1]	959,237,071	958,083,297
Class B shares	85,120	85,120
Shares outstanding[1]	959,322,191	958,168,417
Unexercised options and other share-based plans[2]	48,139,441	43,798,733
Total diluted shares	1,007,461,632	1,001,967,150

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and escrowed stock plan
 The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2017	2016	2017	2016
Outstanding at beginning of period[1]	958,719,588	958,993,493	958,168,417	961,290,839
Issued (repurchased)
Repurchases	(5,989)	(62,916)	(2,047,665)	(3,326,875)
Long-term share ownership plans[2]	545,918	276,666	3,016,446	1,094,592
Dividend reinvestment plan and others	62,674	53,156	184,993	201,843
Outstanding at end of period[1]	959,322,191	959,260,399	959,322,191	959,260,399

1. Net of 29,188,231 (2016 – 27,846,452) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and restricted stock plan

Q3 2017 INTERIM REPORT 69

a)    Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Net income	$992	$2,021	$2,468	$3,241
Non-controlling interests	(764)	(985)	(2,052)	(1,763)
Net income attributable to shareholders	228	1,036	416	1,478
Preferred share dividends	(35)	(33)	(106)	(100)
Net income available to common shareholders	$193	$1,003	$310	$1,378

Weighted average – common shares	958.9	959.1	958.7	959.0
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	21.6	18.8	20.0	17.4
Common shares and common share equivalents	980.5	977.9	978.7	976.4
b)    Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended September 30, 2017, the company did not grant any stock options. During the nine months ended September 30, 2017, the company granted 6.3 million stock options at a weighted average exercise price of $36.91 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended September 30, 2017, the company did not grant any escrowed shares. During the nine months ended September 30, 2017, the company granted 3.8 million escrowed shares at a weighted average exercise price of $36.88 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 18.9% volatility, a weighted average expected dividend yield of 2.1% annually, a risk free rate of 2.3% and a liquidity discount of 25%.
12.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2017	2016	2017	2016
Investment properties	$713	$99	$1,102	$590
GGP warrants	(198)	(151)	(300)	33
Impairments and provisions	(22)	(56)	(129)	(231)
Transaction related costs	(105)	(69)	(148)	(118)
Unrealized financial contracts mark-to-market	(192)	64	(467)	33
Other fair value changes	(64)	54	83	51
	$132	$(59)	$141	$358

70 BROOKFIELD ASSET MANAGEMENT

13.    SUBSEQUENT EVENTS
Subsequent to the quarter end, the company completed a distribution of its shares in Norbord for an aggregate of 7,069,705 common shares in October 2017. The company now owns approximately 40% of the then issued Norbord Shares. We will deconsolidate and equity account for the investment in the fourth quarter of 2017.
On October 6, 2017, BPY exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in the acquiring an additional 68 million common shares of GGP, increasing BPY's ownership from 29% to 34%.
On October 16, 2017, a subsidiary of the company, along with its institutional partners, closed a previously announced acquisition of a 51% interest in a large scale diversified portfolio of solar and wind assets located predominately in the U.S. for a total net investment of $656 million. The subsidiary retains an approximate 16% economic interest in the investment for a total net investment of $203 million.

Q3 2017 INTERIM REPORT 71

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
www.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
AST Trust Company (Canada)
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.astfinancial.com/ca-en
inquiries@astfinancial.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2016 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day

72 BROOKFIELD ASSET MANAGEMENT

BROOKFIELD ASSET MANAGEMENT INC.
brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States Brookfield Place 250 Vesey Street 15th Floor New York, NY 10281-1023 +1.212.417.7000	Canada Brookfield Place 181 Bay Street Suite 300 Bay Wellington Tower Toronto, ON M5J 2T3 +1.416.363.9491	United Kingdom 99 Bishopsgate 2nd Floor London EC2M 3XD +44.20.7659.3500	Australia Level 22 135 King Street Sydney, NSW 2001 +61.2.9322.2000	Brazil Avenida Antônio Gallotti s/n Edifício Pacific Tower, Bl. 2 2º andar Barra da Tijuca Rio de Janeiro - RJ 22775-029 +55.21.3725.7800

REGIONAL OFFICES

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